NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

08004529

FILE No.
82-4749

July 30, 2008

SEC
Mail Processing
Section

AUG 06 2008

Washington, DC
104

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749

Please find enclosed 3 copies of the Third Quarter Financial Statements and MD& A dated June 30, 2008.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for BARBARA O'NEILL

PROCESSED
AUG 29 2008
THOMSON REUTERS

8/28

FILE No.
82-4749

Northern Abitibi Mining Corp.
Interim Consolidated Financial Statements
June 30, 2008

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated balance sheet as at June 30, 2008 nor the unaudited interim consolidated statements of net and comprehensive loss and deficit and cash flows for the three and nine month periods ended June 30, 2008 and June 30, 2007.

Northern Abitibi Mining Corp.
Interim Consolidated Balance Sheets

		June 30, 2008 (Unaudited)	September 30, 2007
ASSETS			
Current			
Cash and cash equivalents		$ 571,266	$ 834,686
Accounts receivable		14,435	5,192
Prepaid expenses		24,845	17,090
		610,546	856,968
Exploration deposits	Note 4	64,265	7,610
Mineral properties and equipment	Note 5	845,144	175,960
		$ 1,519,955	$ 1,040,538
LIABILITIES			
Current			
Accounts payable and accrued liabilities		$ 23,704	$ 43,408
Due to related parties	Note 10	13,228	16,398
Current portion of asset retirement obligation	Note 6	-	3,459
		36,932	63,265
Asset retirement obligation	Note 6	9,100	3,300
		46,032	66,565
SHAREHOLDERS' EQUITY			
Capital stock	Note 7	10,504,570	9,902,399
Warrants	Note 7	210,132	132,781
Contributed Surplus	Note 7	657,848	548,848
Deficit		(9,898,627)	(9,610,055)
		1,473,923	973,973
		$ 1,519,955	$ 1,040,538

Nature and Continuance of Operations Note 1
Commitments Note 11

Approved by the Board

"Shane Ebert" Director

"Lesley Hayes" Director

See accompanying notes to the financial statements.

Northern Abitibi Mining Corp.

Interim Consolidated Statements of Net and Comprehensive Loss and Deficit

(Unaudited – prepared by management)

	Three Months Ended June 30		Nine Months Ended June 30	
	2008	**2007**	**2008**	**2007**
Expenses				
General and administrative Note 9	**$ 38,998**	$ 34,658	**$ 249,306**	$ 112,149
Reporting to shareholders	**16,605**	18,032	**33,565**	37,471
Professional fees	**2,752**	5,106	**7,186**	6,898
Stock exchange and transfer agent fees	**3,724**	3,754	**8,927**	8,924
Amortization of capital assets	**818**	-	**2,057**	-
Accretion of asset retirement obligation Note 6	**-**	-	**800**	-
Foreign exchange loss	**-**	8,784	**-**	8,812
	(62,897)	(70,334)	**(301,841)**	(174,254)
Other Income (Expense)				
Interest	**5,728**	6,824	**17,519**	14,106
Abandonments and mineral property write-down	**-**	(5,459)	**(4,250)**	(290,217)
	5,728	1,365	**13,269**	(276,111)
Net and Comprehensive Loss	**(57,169)**	(68,969)	**(288,572)**	(450,365)
Deficit, beginning of period	**(9,841,458)**	(9,502,426)	**(9,610,055)**	(9,121,030)
Deficit, end of period	**$(9,898,627)**	$(9,571,395)	**$(9,898,627)**	$(9,571,395)
Loss per share				
Basic and diluted	**$ 0.00**	$ 0.00	**$ (0.01)**	$ (0.01)
Weighted Average Number of Shares Outstanding				
Basic and diluted	**51,698,511**	45,808,002	**49,018,325**	42,708,234

See accompanying notes to the financial statements.

Northern Abitibi Mining Corp.
Interim Consolidated Statements of Cash Flows
(Unaudited – prepared by management)

	Three months ended June 30		Nine months ended June 30	
	2008	2007	2008	2007
Increase (decrease) in cash and cash equivalents:				
Operating activities				
Interest received	$ 5,728	$ 6,824	$ 17,519	$ 14,106
Cash operating expenses	(69,954)	(66,309)	(183,835)	(142,490)
	(64,226)	(59,485)	(166,316)	(128,384)
Financing activities				
Private placement (net of cash issue costs of $6,478, 2007 - $32,288)	597,522	517,712	597,522	517,712
Exercise of options	-	25,800	20,000	25,800
Exercise of warrants	-	-	2,000	219,528
	597,522	543,512	619,522	763,040
Investing activities				
Refundable exploration deposits	(61,200)	-	(61,200)	-
Receipt of environmental deposits	4,545	-	4,545	-
Site restoration expenditures	(3,459)	-	(3,459)	-
Mineral property additions	(277,127)	(58,155)	(656,512)	(273,363)
	(337,241)	(58,155)	(716,626)	(273,363)
Foreign exchange gain (loss) on cash held in foreign currency	-	(8,784)	-	(8,812)
Increase (decrease) in cash and cash equivalents	196,055	417,088	(263,420)	352,481
Cash and cash equivalents:				
Beginning of period	375,211	461,022	834,686	525,629
End of period	$ 571,266	$ 878,110	$ 571,266	$ 878,110

Supplementary Information:
Interest and taxes
No cash was expended on interest or taxes during the nine and three month periods ended June 30, 2008 and June 30, 2007.

Non-cash transactions:
During the nine months ended June 30, 2008, the Company granted stock options to officers and directors resulting in a non-cash charge of $109,000, (2007 – $33,500), being included in general and administrative expenses. Note 9

During the nine months ended June 30, 2008, the Company issued 300,000, (2007 – 200,000) common shares, pursuant to the Taylor Brook acquisition agreement. The non-cash transaction was valued at $60,000, (2007 - $29,000), using the closing price of the Company's shares on the share issue date.

See accompanying notes to the financial statements.

1. Basis of presentation, nature and continuance of operations

Northern Abitibi Mining Corp. is engaged in the business of mineral exploration and development in Canada and the United States. Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received any revenue from mining operations and is considered to be in the development stage. These interim consolidated financial statements include the accounts of the Company and its wholly-owned US subsidiary NAMCOEX Inc.

These interim consolidated financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing or to commence profitable operations. The Company will periodically have to raise additional funds to continue operations and, while it has successfully issued equity to finance operations and exploration in the past, there can be no assurance it will be able to do so in the future. These financial statements do not give effect to adjustments to the carrying values and classifications of assets and liabilities that would be necessary if the Company were unable to continue as a going concern.

These interim consolidated financial statements, that were not subject to audit or review by the Company's external accountants, follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2007 except for the adoption of the accounting policies described in note 2 below. These interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2007 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

2. Currently adopted and future accounting policies

Currently adopted

Effective October 1, 2007, the Company adopted the following accounting standards on a prospective basis with no restatement of prior period financial statements.

Section 1535, Capital Disclosures, specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv)if it has not complied, the consequences of such non-compliance.

Sections 3862, Financial Instruments – disclosures, and 3863, Financial Instruments – presentation, replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 1506, Accounting Changes, provides revised standards for changes in accounting policy, estimates or errors. A change in accounting policy must be applied retrospectively, (unless doing so is impracticable or is specified otherwise by a new accounting standard), changes in estimates must be recorded prospectively, and prior period errors must be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

Future

Section 1400, General Standards of financial Statement Presentation, has been amended and will be effective for the Company's first quarter ended December 31, 2008, to include requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of this new section is not expected to materially alter the Company's disclosure in future periods.

3. Cash and cash equivalents

At June 30, 2008 unexpended proceeds from flow-through share issuances in the amount of $69,000 that are restricted for use on qualifying exploration expenditures are included in cash and cash equivalents. The Company is committed to incur these costs by December 31, 2009.

4. Exploration deposits

	June 30, 2008	Sept. 30, 2007
Environmental deposits	$ 3,065	$ 7,610
Refundable exploration deposits	61,200	-
	$ 64,265	$ 7,610

The environmental deposits pertain to the mineral exploration property in Nevada that was abandoned. A portion of the deposits was received during the nine months ended June 30, 2008 and the remainder is expected to be received in the current year as site reclamation has been successfully completed. The exploration deposits were paid in connection with the staking of claims in Newfoundland where a portion of the claim payment is refundable if sufficient exploration work is completed within the first year.

5. Mineral properties and equipment

The following exploration and acquisition costs were incurred during the nine month periods ended June 30, 2008 and June 30, 2007 respectively:

		Newfoundland & Labrador		
2008	**Total**	**Taylor Brook**	**Viking**	**Other Properties**
Exploration expenditures:				
Cumulative exploration costs to Sept. 30, 2007	$ 121,647	$ 78,067	$ 43,580	$ -
Geological consulting	91,568	62,858	24,460	4,250
Drilling	334,114	334,114	-	-
Trenching	28,900	-	28,900	-
Travel and accommodation	31,703	16,947	14,756	-
Equipment rental	12,143	6,893	5,250	-
Field	13,712	11,218	2,494	-
Geochemical	17,148	15,600	1,548	-
Geophysical	23,674	17,164	2,510	4,000
Air support	5,118	-	5,118	-
Asset retirement obligation accrual	5,000	-	5,000	-
Write-down of mineral properties	(4,250)	-	-	(4,250)
Cumulative exploration costs to June 30, 2008	**680,477**	**542,861**	**133,616**	**4,000**
Property acquisition costs:				
Cumulative acquisition costs to Sept. 30, 2007	54,313	29,000	25,313	-
Acquisition costs incurred	87,510	72,240	15,270	-
Cumulative acquisition costs to June 30, 2008	**141,823**	**101,240**	**40,583**	-
Total mineral properties June 30, 2008	**$ 822,300**	**$ 644,101**	**$ 174,199**	**$ 4,000**
Equipment at cost	24,901			
Accumulated amortization	(2,057)			
Total mineral properties and equipment June 30, 2008	**$ 845,144**			

5. **Mineral properties and equipment** (continued)

2007	Total	Taylor Brook, Newfoundland and Labrador	Cold Springs, Nevada	Prospective properties
Exploration expenditures:				
Cumulative exploration costs to Sept. 30, 2006	$ 39,938	$ -	$ 39,938	$ -
Geological consulting	62,588	28,775	19,575	14,238
Drilling	158,660	-	158,660	-
Trenching	6,955	6,955	-	-
Travel	18,900	7,769	4,998	6,133
Field	6,729	4,243	2,486	-
Geochemical	21,854	5,847	15,032	975
Asset retirement obligation accrual	6,759	3,300	3,459	-
Mineral property write-offs	(263,844)	-	(244,148)	(19,696)
Cumulative exploration costs to June 30, 2007	**58,539**	**56,889**	-	**1,650**
Property acquisition costs:				
Cumulative acquisition costs to Sept. 30, 2006	25,242	-	25,242	-
Acquisition costs incurred	30,131	29,000	1,131	-
Mineral property write-offs	(26,373)	-	(26,373)	-
Cumulative acquisition costs to June 30, 2007	**29,000**	**29,000**	-	-
Total mineral properties June 30, 2007	**$ 87,539**	**$ 85,889**	**$ -**	**$ 1,650**

Newfoundland and Labrador, Canada
Taylor Brook
During the year ended September 30, 2007 the Company entered into an option agreement to acquire an interest in the Taylor Brook nickel/copper/cobalt/platinum group elements prospect located in Northwestern Newfoundland. The Company may earn a majority interest in the project by issuing 500,000 common shares, paying $200,000 cash, or alternatively issuing the equivalent market value of its common shares at its election, and spending $1,200,000 on exploration over four years. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 1.5% to 3.5% based on the price of nickel, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The property has a 2% net smelter return royalty, half of which can be bought back for $1 million.

The scheduled share and cash payments as well as the minimum cumulative exploration expenditures that must be incurred in order to earn the minimum 51% interest are as follows:

Date	Number of Shares	Cash payments or equivalent value of shares	Minimum Cumulative Expenditures
Mar. 26, 2007 (issued)	200,000	$ -	$ -
Mar. 19, 2008 (issued)	300,000	$ -	$ 200,000 (incurred)
Mar. 19, 2009	-	$ 50,000	$ 400,000
Mar. 19, 2010	-	$ 70,000	$ 700,000
Mar. 19, 2011	-	$ 80,000	$ 1,200,000
	500,000	$ 200,000	

Subsequent to period-end, the Company received approval for a matching grant of up to $100,000 to partially fund the Taylor Brook drill program.

5. Mineral properties and equipment (continued)

Viking

During the year ended September 30, 2007 the Company entered into an option agreement to acquire a majority interest in the Viking gold property in Western Newfoundland by issuing 1,115,000 shares of the Company and spending $1,200,000 on exploration over four years. The Company was also required to make a cash payment of $15,000 to the underlying property holder in fiscal 2008. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 2% to 4% based on the price of gold, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The property is subject to an underlying 1% net smelter return royalty, half of which can be bought back for $500,000.

The scheduled share and cash payments as well as the minimum cumulative exploration expenditures that must be incurred in order to earn the minimum 51% interest are as follows:

Date	Number of Shares	Cash payment	Minimum Cumulative Expenditures
July 16, 2007 (Issued)	90,000	$ -	$ -
February 24, 2008 (paid)	-	$ 15,000	$ -
July 5, 2008 (Issued subsequent to period end)	135,000	$ -	$ 140,000 (incurred)
July 5, 2009	225,000	$ -	$ 350,000
July 5, 2010	310,000	$ -	$ 600,000
July 5, 2011	355,000	$ -	$ 1,200,000
	1,115,000	$ 15,000	

6. Asset Retirement Obligation

Changes in the asset retirement obligation for the nine months ended June 30, 2008 are as follows:

Balance, September 30, 2007	$ 6,759
Change in retirement accrual	5,000
Restoration costs incurred during the period	(3,459)
Accretion	800
Balance, June 30, 2008	$ 9,100

The Company completed the restoration of the Nevada mineral property sites during the nine months ended June 30, 2008. As at June 30, 2008, the Company has recorded $9,100 for costs to restore the Taylor Brook and Viking, Newfoundland & Labrador properties. The Taylor Brook and Viking costs are based on expected payments of $10,300 two years hence, discounted at 12% per annum. Management believes that there are no other significant legal obligations as at June 30, 2008 for current and future asset retirement and restoration costs.

The ultimate amount of future restoration costs is uncertain; circumstances could arise over the years that would require material revisions to these estimated obligations. Changes in assumptions could have a material effect on the fair value of asset retirement obligations.

7. **Capital Stock, Warrants and Contributed Surplus**

a) **Authorized**

Unlimited number of common shares without par value

b) **Issued**

	Common shares		Contributed	Warrants	
	Number	Amount	Surplus	Number	Amount
Balance Sept. 30, 2007	47,642,180	$9,902,399	$548,848	2,418,747	$132,781
Private placement (net of issue costs of $6,478)	3,623,468	519,522	-	964,513	78,000
Warrants exercised	12,500	2,649	-	(12,500)	(649)
Stock-based compensation Note 8	-	-	109,000	-	-
Issued pursuant to mineral property option agreements	300,000	60,000	-	-	-
Options exercised	200,000	20,000	-	-	-
Balance June 30, 2008	**51,778,148**	**$10,504,470**	**$657,848**	**3,370,760**	**$210,132**

Refer to note 5, regarding capital stock issued pursuant to the Viking option agreement. In April, 2008 the Company completed a non-brokered private placement comprised of 1,694,439 flow-through shares at $0.18 per share and 1,929,029 units at $0.155 per unit for combined gross proceeds of $604,000. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.23 per share to April 2, 2010. The warrants issued pursuant to the private placement were valued at $78,000 and this value reduced the proceeds assigned to common shares. In valuing the warrants, the Company utilized the Black Scholes Option Pricing Model assuming volatility of 103%, a risk-free interest rate of 2.9%, a two year expected warrant life, and a 0% dividend rate.

c) **Stock options outstanding**

	Number of shares		Exercise
Expiry	Jun. 30, 2008	Sept. 30, 2007	Price
March 23, 2008	-	200,000	$0.10
August 1, 2011	625,000	625,000	$0.10
December 11, 2011	500,000	500,000	$0.10
May 8, 2012	100,000	100,000	$0.15
October 17, 2012	925,000	-	$0.22
	2,150,000	1,425,000	

The Company has an option plan (the Plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average of the trading price per share for the last five trading days before the grant date. All of the above-noted outstanding options vested on the grant date.

d) **Stock option transactions**

	Number of options	Weighted Average Exercise Price
As at September 30, 2007	1,425,000	$ 0.10
Granted	925,000	$ 0.22
Exercised	(200,000)	$ 0.10
As at June 30, 2008	2,150,000	$ 0.15

e) **Warrants outstanding and warrant transactions**

	Warrants at $0.16 expiring May 2, 2009	Finders' warrants at $0.12 expiring May 2, 2009	Warrants at $0.23 expiring Apr. 2, 2010	Total
Balance Sept. 30, 2007	2,210,414	208,333	-	2,418,747
Warrants issued	-	-	964,513	964,513
Warrants exercised	(12,500)	-	-	(12,500)
Balance June 30, 2008	2,197,914	208,333	964,513	3,370,760

The $0.16 and $0.23 private placement warrants allow the purchase of the indicated number of shares while the finders' warrants allow the purchase of 208,333 units, (finders' units). Each of the finders' units is in turn comprised of one common share and one-half share purchase warrant. Each whole warrant may be exercised to acquire one common share at $0.16 per share to May 2, 2009.

8. Financial instruments

The following summarizes the carrying values of the various financial instrument categories:

Category	Carrying value June 30, 2008	Carrying value Sept. 30, 2007
Held for trading (Cash and Cash Equivalents)	$ 571,266	$ 834,686
Loans and receivables (Accounts receivable)	$ 14,435	$ 5,192
Other financial liabilities (Accounts payable and accrued liabilities and Due to related parties)	$ 36,932	$ 59,806

Loans and receivables and other financial liabilities are carried at amortized cost which approximates fair value and cost due to the short-term nature of the instruments. Held for trading investments are carried at fair value which approximates cost due to their short-term nature. The average interest rate on outstanding cash and cash equivalent balances was 2.95% at June 30, 2008.

Unless otherwise noted, it is Management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The value of cash and cash equivalent investments denominated in US dollars fluctuate with changes in currency exchange rates. Appreciation of US dollar currencies results in a foreign currency gain on such investments and a decrease in US dollar currencies results in a loss. The Company does not currently utilize market risk sensitive instruments to manage its exposure to foreign currency exchange rates, although it may do so in the future. The Company currently maintains less than $6,000 in US funds, consequently variations in exchange rates will not result in material foreign exchange gains or losses at this point in time.

9. Stock-based compensation

Included in general and administrative expenses for the nine months ended June 30, 2008 is stock based compensation in the amount of $109,000 (2007 - $33,500). The fair value of the compensation was determined using the Black-Scholes Option Pricing Model using the following information and assumptions:

Nine months ended June 30,	2008	2007
Number of options granted	925,000	600,000
Weighted average exercise price	$0.22	$0.11
Weighted average expected stock price volatility	99%	94%
Weighted average risk-free interest rate	4.17%	3.98%
Expected option life	2 years	2 years
Expected dividend yield	-	-

10. Related Party Transactions

During the nine months ended June 30, 2008, the Company was billed $9,100, (2007 - $7,400), for its share of base office lease costs and $17,900, (2007 - $7,700), for its share of lease operating and general and administrative costs, by a company related by virtue of certain common officers and directors. A company related by virtue of common officers and/or directors, billed the Company for its share of general and administrative costs and allocated secretarial salaries. The total billed for the nine months ended June 30, 2008 was $15,100, (2007 - $22,400). Officers of the Company billed for their consulting services at hourly or daily rates, either personally or through their corporate employers. The aggregate billed for the nine months ended June 30, 2008 was $141,400, (2007 - $75,300). Related party payables at June 30, 2008 and September 30, 2007 related to the aforementioned billings that were unpaid at period end.

Directors were paid $5,700 during the nine months ended June 30, 2008, (2007 - $Nil).

Related party transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties..

11. Commitments

Pursuant to a sublease agreement with a company related by virtue of certain common officers and directors, the company is committed to pay its share of lease operating costs and base lease expenses. The committed base lease costs for the ensuing five fiscal years are as follows:

Remainder of 2008 $ 3,000 **each of 2009 through 2011** $12,100 **2012** $3,000

In addition, the company is committed to pay its share of annual associated lease operating costs, which are expected to aggregate $ 10,000 for the year ended September 30, 2008. See also Note 5 regarding mineral property acquisition commitments.

12. Segment disclosures

During the nine months ended June 30, 2008, all mineral exploration activities were undertaken in Canada. During the period ended June 30, 2007, mineral acquisition and exploration activities were undertaken in the U.S., through the Company's wholly owned United States subsidiary, NAMCOEX Inc., and in Canada. Virtually all expenditures, with the exception of U.S. exploration expenditures, were incurred in Canada during both fiscal periods. Categories of revenue and assets allocated to geographic region are as follows:

12. Segment disclosures (continued)

As at, or for the nine months ended, June 30, 2008	Canada	United States	Total Enterprise
Interest revenue	$ 17,519	$ -	$ 17,519
Abandonments and mineral property write-down	$ 4,250	$ -	$ 4,250
Net loss	$ 285,601	$ 2,971	$ 288,572
Total assets	$ 1,511,540	$ 8,415	$ 1,519,955
Mineral properties and equipment	$ 845,144	$ -	$ 845,144
Additions to mineral properties and equipment	$ 675,491	$ -	$ 675,491

As at or for the nine months ended June 30, 2007	Canada	United States	Total Enterprise
Interest revenue	$ 14,106	$ -	$ 14,106
Abandonments and mineral property write-down	$ 6,284	$ 283,933	$ 290,217
Net loss	$ 163,436	$ 286,929	$ 450,365
Total assets	$ 978,529	$ 11,055	$ 989,584
Mineral properties	$ 87,539	$ -	$ 87,539
Additions to mineral properties	$ 93,823	$ 218,753	$ 312,576

13. Capital

The Company's objective when managing capital is to continue as a going concern so that it can provide value to shareholders by acquiring and conducting exploration on mineral exploration properties with the ultimate objective of finding commercial quantities of base and/or precious metals. The Company has traditionally financed through equity issues rather than debt and does not anticipate using debt to finance its continuing grass roots exploration. Should the Company evolve to the point where it is developing or operating a mine, debt options would be investigated.

The Company will raise equity as cash flow requirements dictate and will attempt, when able, to time financings with more favorable market conditions. The Company can scale back exploration, and to a certain extent, discretionary administrative costs during tighter equity markets. The Company invests all capital that is surplus to its immediate operational needs in short-term, liquid and highly-rated financial instruments such as Bankers' Acceptances.

The externally imposed capital requirement that the Company is exposed to relates to flow-through shares. Pursuant to flow-through agreements entered into with flow-through share subscribers, the Company has committed to use the full proceeds of these issuances to incur qualifying mineral exploration expenditures within a prescribed time frame. Should the Company not incur these expenditures, they are required to pay the flow-through subscribers an amount equal to the tax payable by the subscriber as a result of the Company's failure to incur the expenditures. As indicated in note 3, as at June 30, 2008, the Company is required to incur a further $69,000 of qualifying exploration expenditures by December 31, 2009.

14. Seasonality or Cyclicality

The Company incurs the majority of its Canadian exploration expenditures during spring, summer and fall. The Company's US exploration was not limited by winter weather and consequently occurred year round.

15. Earnings per share

The earnings per share calculations for the periods disclosed were anti-dilutive due to the fact that losses were incurred in all periods. As a result no adjustments were required to basic weighted average shares outstanding or to the loss amount. Refer to note 7 (c) and (e) for a summary of options and warrants that could potentially dilute basic earnings per share in the future but were excluded from the calculation in the periods disclosed in these financial statements because their effect was anti-dilutive.

NORTHERN ABITIBI MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED JUNE 30, 2008

The information included in this document should be read in conjunction with the unaudited consolidated financial statements for the nine months ended June 30, 2008 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is July 29, 2008. All dollar amounts are in Canadian Dollars unless otherwise stated.

Statements and/or financial forecasts that are unaudited and not historical, including without limitation, exploration budgets, data regarding potential mineralization, exploration results and future plans and objectives, are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel. Actual exploration and administrative expenditures can differ from budget due to unforeseen circumstances, changes in the market place that will cause suppliers' prices to change, and additional findings that will dictate that the exploration plan be altered to result in more or less work.

All forward-looking information is stated as of the effective date of this document, and is subject to change after this date. There can be no assurance that forward-looking information will prove to be accurate and future events and actual results could differ materially from those anticipated.

1) Principal Business of the Company

Northern Abitibi Mining Corp., (the Company), trading as NAI on the TSX.V, including its wholly owned subsidiary, NAMCOEX Inc., is engaged exclusively in the business of mineral exploration and development and, as the Company has no mining operations and no earnings therefrom, is considered to be in the development stage. The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests. The Company's philosophy is to acquire projects at the grass roots level and advance them to a point where partners can be brought in to further the properties to the stage where a mine is commercially feasible or the property can be sold outright.

The Company has no operating income and no earnings; exploration and operating activities are financed by the sale of common shares. None of the Company's properties are in production. Consequently, the Company's net income is a limited indicator of its performance or potential.

2) Highlights - nine months ended June 30, 2008

a) The Company completed the first and second phase, drill programs on Taylor Brook aggregating 17 holes and approximately 2,600 meters.
b) Five separate occurrences of sulfides were intersected during the Taylor Brook drill program and four of the five sulfide zones contained nickel/copper/cobalt mineralization associated with mafic to ultramafic host rocks.
c) An excellent correlation was found between airborne geophysical conductors and sulfide bodies on Taylor Brook, with all of the airborne geophysical conductors drill-tested during the Taylor Brook drill program containing sulfides, providing a valuable exploration technique for the property and the district.

2) Highlights - nine months ended June 30, 2008 (continued)

d) The Company staked an additional 1,024 claims surrounding the Taylor Brook property given the success of the Taylor Brook drill program and the usefulness of airborne geophysics in sulfide target detection.

e) The Company conducted a first phase trenching program on Viking, uncovering four zones containing high-grade mineralization with gold values ranging from 8.5 to 246.6 grams per tonne, occurring over an area exceeding 1,500 meters in strike length.

f) The Company commenced a second phase surface exploration program on Viking consisting of trenching, geologic mapping and sampling.

g) The Company completed a private placement financing comprised of common share units and flow-through common shares for gross proceeds of $604,000.

3) Mineral Properties

Taylor Brook, Newfoundland and Labrador, Canada

During the year ended September 30, 2007 the Company entered into an option agreement to acquire an interest in the Taylor Brook nickel/copper/cobalt/PGE prospect located in Northwestern Newfoundland. The Company may earn a majority interest in the project by issuing 500,000 common shares, all of which have been issued to date, paying $200,000 cash, or alternatively issuing the equivalent market value of its common shares at its election, and spending $1,200,000 on exploration over four years. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 1.5% to 3.5% based on the price of nickel, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The property has a 2% net smelter returns royalty, half of which can be bought back for $1 million.

The Taylor Brook property is located in a relatively unexplored region which has excellent access via a network of logging roads. In 1998 sulfide occurrences were discovered in road cuts on the property and further exploration lead to the discovery of high grade mineralization described as the Layden showing. The company that has optioned the property to Northern Abitibi conducted a high resolution Aero TEM II airborne geophysical survey over the property in 2006 and numerous conductive and magnetic targets have been identified. The survey identified four significant airborne conductors that occur immediately adjacent to the high grade Layden showing. The largest of these conductors is about 600 meters by 100 meters in size.

In November and December, 2007 the Company drilled eight holes for a total of 1,205 meters. The budget for the program was $200,000 and actual costs approximated $220,000. The intercepts included 0.18% Ni over 0.97 meters from 7.73 to 6.70 meters depth and 0.13% Ni, 0.21% Cu and 0.03% Co over one meter from 35.66 to 36.66 meters. All of the holes drilled into the "Southern Margin" intersected zones containing anomalous Ni/Cu/Co associated with sulfide-bearing intrusive breccias containing between 0.01% and 0.07% Ni.

Ore grade intercepts were not encountered in drilling, however, a much better understanding of the nature and distribution of the mafic-ultramafic intrusive complex was obtained, allowing for a refined exploration model to be developed. The mafic-ultramafic intrusive suite is proving to be much larger at depth than on surface, and remains open along strike. The three large airborne geophysical conductors that surround the high grade Layden showing were not drill tested during the first phase of drilling due to deep snow conditions. An interpretation of the subsurface geometry of the mafic intrusion indicates the strongest and most southerly airborne geophysical conductor coincides with the projected margin of the southeast-plunging mafic-ultramafic intrusive body. This geophysical conductor remains an excellent drill target for massive sulfides. The new data also shows that the holes drilled into the "Southern Margin" of the intrusion as mapped on surface, were actually drilled into the top portion of a southeast plunging intrusion.

3) Mineral Properties (continued)

Taylor Brook, Newfoundland and Labrador Canada (continued)

In March, 2008 the Company conducted a downhole pulse electromagnetic survey on two drill holes. Preliminary data was utilized to determine certain of the drill targets for the Phase 2 drill program. The Phase 2 drill program with a budget of $256,000 was completed for approximately $228,000 during the three months ended June 30, 2008. The Phase 2 drilling, comprised of 9 holes and approximately 1,400 meters, was extremely successful in discovering sulfide zones, identifying new areas of nickel/copper mineralization, and outlining a new highly prospective emerging nickel district.

During the Company's drill programs, five separate occurrences of sulfides were intersected and four of the five sulfide zones contain nickel/copper/cobalt mineralization associated with mafic to ultramafic host rocks. The four zones of nickel/copper/cobalt mineralization occur within an area exceeding 300 meters by 800 meters, and all four zones remain open for expansion and delineation. All of the airborne geophysical conductors drill-tested during this program contained sulfides providing an excellent correlation between airborne geophysical conductors and sulfide bodies. The property contains two additional airborne geophysical conductors that have not yet been drill-tested. Given the success of the drilling program and the usefulness of the airborne geophysics in sulfide target detection, the company has staked an additional 1024 claims surrounding the Taylor Brook property to secure a large land position in this highly prospective emerging nickel belt.

Viking, Newfoundland and Labrador, Canada

During the year ended September 30, 2007 the Company entered into an option agreement to acquire a majority interest in the Viking gold property in western Newfoundland by issuing 1,115,000 shares of the Company, (issued 225,000 shares to July 29, 2008), and spending $1,200,000 on exploration over four years. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 2% to 4% based on the price of gold, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The Company was also required to make a cash payment of $15,000 to the underlying property holder in February, 2008 and this was paid.

The property contains a series of mesothermal style quartz veins and stockworks hosted in Precambrian intrusive rocks. Mineralization consists of pyrite-chalcopyrite-galena-sphalerite and locally visible gold in silica-carbonate altered zones. Two large gold-in-soil anomalies have been defined on the property. Historic exploration included three drill holes that encountered large intervals of highly altered granite with anomalous gold grades, but failed to intersect the large quartz veins occurring as boulders on surface. Sixteen historical grab samples from outcrop and quartz boulders from the eastern soil anomaly of the property returned gold values ranging from trace to 42.8 grams per tonne, averaging 8 grams per tonne. The eastern soil anomaly has never been trenched or drill tested, but is also considered to be an excellent target for gold exploration.

In October, 2007 the Company conducted a trenching program focused on large zones containing well-defined gold in soil anomalies and zones with high grade gold in rocks. The trenching program uncovered four zones containing high-grade mineralization with gold values ranging from 8.5 to 246.6 grams per tonne occurring over an area exceeding 1,500 meters in strike length, confirming the potential for a large, high-grade, gold vein system.

The second phase exploration program with a budget of approximately $127,000, was completed in late July, 2008. This phase included a major trenching program of twenty additional trenches identifying six new zones of alteration and quartz sulphide veining in bedrock. The results of the 243 rock samples taken will be released when assays are received and compiled. Exposures will be mapped and company geologists will perform a detailed structural analysis to aid in the construction of a comprehensive geological model of the system, and orient the planned follow-up drilling program.

4) Operating Results

Nine months ended June 30, 2008 compared to nine months ended June 30, 2007

A summarized statement of operations appears below to assist in the discussion that follows:

Nine months ended June 30	**2008**	**2007**
General and administrative expenses	$ (249,306)	$ (112,149)
Reporting to shareholders	(33,565)	(37,471)
Professional fees	(7,186)	(6,898)
Stock exchange and transfer agent fees	(8,927)	(8,924)
Foreign exchange loss	-	(8,812)
Interest income	17,519	14,106
Amortization of capital assets	(2,057)	-
Accretion of Asset Retirement Obligation	(800)	-
Write-down of mineral properties	(4,250)	(290,217)
Loss and comprehensive loss	$ (288,572)	$ (450,365)

The increase in interest income related to greater average cash balances in the current period. The current period's mineral property write-down pertained to costs to review the Quebec property for which valid claims still exist but which was previously written-off. The prior year write-down pertained to the Cold Springs, Nevada property.

The following summarizes the major expense categories comprising general and administrative expenses for the nine months ended June 30, 2008 and June 30, 2007 respectively:

Nine months ended June 30	**2008**	**2007**
Administrative consulting fees	$ 58,776	$ 23,140
Stock-based compensation	109,000	33,500
Occupancy costs	17,739	12,046
Office, secretarial and supplies	18,657	24,272
Website maintenance and networking	2,379	6,206
Travel and promotion	20,468	2,300
Insurance	16,608	10,685
Directors' fees	5,679	-
Total	$ 249,306	$ 112,149

General and administrative expenses increased approximately $137,000 from the prior period. The bulk of the increase was attributable to an increase in stock-based compensation of $76,000. Details of the calculation of the compensation expense are provided in note 9 to the financial statements. Administrative consulting costs increased approximately $36,000. The President and Vice-President Exploration attended several industry events in the current period that were not attended before, including the Vancouver Mineral Exploration Round-up in January and The Toronto PDAC in March, in addition to the Vancouver Cambridge show in January. Time spent attending these conferences and time spent preparing written materials and presentations contributed to this increase. Further, increased exploration activity in the nine months as well as time associated with securing financing, contributed to greater administrative demands, including preparation of news releases and increased reporting requirements. Travel and promotion increased by $18,000 and this pertains to the conferences discussed above. This expense category included prepared materials, cost of booths and travel and accommodation for these conferences among other things.

Effective January, 2007, the Company's office sublease was renewed at considerably increased lease rates that were reflective of the Calgary rental market. Further operating costs associated with the lease for 2008 increased significantly and the difference between actual 2007 operating costs and budget was billed in the current period. The result was a fiscal 2008 increase of $6,000 in occupancy costs. Costs associated with redesigning the Company's website aggregated approximately $5,000 during the comparative period with

4) Operating Results (continued)

no comparable amount in the current period. The remaining website costs pertain to monthly maintenance. Directors' fees were not paid in prior years. In the current year a one- time payment in recognition of prior service was approved aggregating $3,779 and, effective October 1, 2007 outside Directors' fees of $500 per meeting attended in person and $300 for meetings attended by telephone, were approved. Insurance costs have increased because the Company acquired Directors' and Officers' insurance late in the third quarter of the previous year.

The following summarizes the components of professional fees included in the statement of earnings:

Nine months ended June 30	**2008**	**2007**
Legal and filing fees	$ 5,491	$ 7,695
Tax preparation fees	1,995	-
Audit fees	(300)	(797)
Total	$ 7,186	$ 6,898

Three months ended June 30, 2008 compared to three months ended June 30, 2007

Three months ended June 30	**2008**	**2007**
General and administrative expenses	$ (38,998)	$ (34,658)
Reporting to shareholders	(16,605)	(18,032)
Professional fees	(2,752)	(5,106)
Stock exchange and transfer agent fees	(3,724)	(3,754)
Foreign exchange loss	-	(8,784)
Interest income	5,728	6,824
Amortization of capital assets	(818)	-
Mineral property write-down	-	(5,459)
Loss	$ (57,169)	$(68,969)

With limited US cash amounts being maintained and very little variance in the US to Canadian dollar exchange rates in fiscal 2008, there was no foreign exchange gain or loss in the current period. The prior period mineral property write-down pertained to the Cold Springs, Nevada property. Professional fees for both periods above were comprised solely of legal and filing fees.

The following summarizes the major expense categories comprising general and administrative expenses for the three months ended June 30, 2008 and June 30, 2007 respectively:

Three months ended June 30	**2008**	**2007**
Administrative consulting fees	$ 15,650	$ 8,426
Stock-based compensation	-	6,500
Occupancy costs	7,441	4,641
Office, secretarial and supplies	8,039	11,247
Other	1,710	669
Insurance	5,558	3,175
Directors' fees	600	-
Total	$ 38,998	$ 34,658

Explanations for the significant changes in general and administrative expenses can be found in the discussion pertaining to the nine month comparatives.

5) Liquidity and Capital Resources

The Company's working capital position at June 30, 2008 was $574,000, (September 30, 2007 - $794,000). Cash has decreased $263,000 from September 30, 2007. The fiscal 2008 private placement that netted $598,000 after share issue costs, (2007 - $518,000), the exercise of warrants for proceeds of $2,000, (2007 - $220,000), and the fiscal 2008 exercise of options for proceeds of $20,000, (2007 - $26,000), comprised the significant sources of cash in the nine month periods. Administrative costs in excess of interest income utilized $166,000 of cash, (2007 - $128,000).

5) Liquidity and Capital Resources (continued)
Further, the Company expended approximately $657,000 of cash on mineral properties and equipment, (2007 - $273,000) during the respective nine month periods. Payment of refundable exploration deposits utilized $61,000 of cash and environmental deposits received exceeded site restoration costs by approximately $1,000 during the current period.

There was a decrease in accounts payable and accrued liabilities of approximately $20,000 from September 30, 2007 to June 30, 2008. The decrease relates primarily to the audit accrual that was included in the September 30, 2007 amount.

The Company has sufficient cash to finance general and administrative expenses, reporting to shareholder costs, professional fees and stock exchange and transfer agent fees for a year, as well as the exploration program for fiscal 2008, given its recent private placement financing, (see below). The Company will require additional financing to cover additional exploration, mineral property acquisitions and future years' general and administrative costs. While the Company has successfully raised equity funds in the past, there are no guarantees that it will be able to do so in the future.

6) Financing
On April 2, 2008, the Company closed a non-brokered private placement for gross proceeds of $604,000. The private placement was comprised of 1,929,029 units, (Common Units), at a price of $0.155 per Common Unit and 1,694,439 flow-through common shares at a price of $0.18 per share. Each Common Unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one additional common share at a price of $0.23 per share to April 2, 2010. The proceeds of the private placement funded the phase two exploration program at Taylor Brook and will fund the phase two program at Viking, the investigation and acquisition of new property acquisitions and future general, administrative and operating costs.

During the year ended September 30, 2007, the Company closed a non-brokered private placement of 4,583,333 units at a price of $0.12 per unit for gross proceeds of $550,000. Each unit was comprised of one common share and one-half of one share purchase warrant. A cash finder's fee of $25,000 was paid out of the gross proceeds and the Company issued "Finder's Warrants" to allow the purchase of 208,333 units to May 2, 2009 at $0.12 per unit. Each of these units is comprised of one common share and one-half share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.16 per share to May 2, 2009. The proceeds of this financing have been utilized to finance the phase one and a portion of the phase two exploration programs on Taylor Brook and the phase one exploration program on Viking.

7) Contractual Obligations
Commencing January 1, 2007 the Company's office sublease was extended for a further five years. Pursuant to option agreements that the Company has entered into, it will be required to make annual payments in order to acquire an interest, subject to Net Smelter Royalties, in the Taylor Brook and Viking claims discussed above under 3) Mineral Properties. The Company may choose to cease these payments at any time if it decides that it no longer wishes to acquire either or both of the properties.

7) Contractual Obligations (continued)

Combined contractual cash obligations for the following five **fiscal** years ended September 30 follow:

Nature of obligation	Remainder of 2008	2009	2010	2011	2012
Office Lease base rent	$ 3,000	$12,100	$12,100	$12,100	$ 3,000
Mineral property acquisition	$ -	$50,000 *	$70,000 *	$80,000 *	$ -
Total	$ 3,000	$62,100	$82,100	$92,100	$ 3,000

* May be settled in equivalent value of common shares of the Company

In addition to the above cash mineral property commitments, at June 30, 2008 the Company was committed to issue common shares and incur a minimum dollar value of **cumulative** exploration expenditures during the following five **fiscal** years as follows:

	Remainder of 2008	2009	2010	2011	2012
Common shares	135,000*	225,000	310,000	355,000	-
Cumulative exploration expenditures	$140,000*	$750,000	$1,300,000	$2,400,000	-

* issued on, or incurred by July 5, 2008.

8) Exploration Expenditures

Refer to "Mineral Properties," note 5 to the consolidated financial statements.

9) Off-Balance Sheet Transactions

There are no off-balance sheet transactions to report.

10) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2007	2006	2005
Financial Results			
Interest Income and other	$ 24,241	$ 13,883	$ 11,000
Net and Comprehensive Loss	$ (489,025)	$ (296,596)	$ (96,684)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ 0.00
Financial Position			
Working capital	$ 793,703	$ 525,798	$ 619,765
Total assets	$ 1,040,538	$ 621,619	$ 692,925
Capital Stock	$ 9,902,399	$ 9,143,390	$ 9,008,231
Warrants	$ 132,781	$ 279,779	$ 307,000
Contributed Surplus	$ 548,848	$ 298,467	$ 183,206
Deficit	$ (9,610,055)	$ (9,121,030)	$(8,824,434)

Included in the loss for 2007 is a write-off of mineral properties aggregating $291,000, (2006 - $164,000, 2005 - $4,000). Stock-based compensation expense of $33,500 in 2007, (2006 - $28,000, 2005 - $Nil), also contributed to the increase in loss relative to previous years.

11) Selected Quarterly Financial Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended	June 30 2008 (Q3 2008)	March 31 2008 (Q2 2008)	Dec 31 2007 (Q1 2008)	Sept 30 2007 (Q4 2007)	June 30 2007 (Q3 2007)	Mar.31 2007 (Q2 2007)	Dec.31 2006 (Q1 2007)	Sept. 30 2006 (Q4 2006)
Interest & Other	$ 5,728	$ 5,044	$ 6,747	$ 10,135	$ 6,824	$ 3,180	$ 4,102	$ 4,481
Net loss before mineral property write-offs	(57,169)	(78,212)	(148,941)	(38,209)	(63,510)	(43,071)	(53,567)	(60,923)
Mineral property write-offs	-	(2,250)	(2,000)	(451)	(5,459)	(278,230)	(6,528)	3,065
Net and comprehensive loss	$(57,169)	$(80,462)	$(150,941)	$(38,660)	$(68,969)	$(321,301)	$(60,095)	$(57,858)
Basic and diluted loss per share	$0.00	$0.00	$ 0.00	$ 0.00	$ 0.00	$ (0.01)	$ 0.00	$ 0.00

The most significant influence on net income/loss is the amount of mineral property write-offs. Timing of the Company's write-offs cannot be predicted in advance and will vary from one reporting period to the next. As a result, there may be dramatic changes in the financial results and balance sheet position reported by the Company. Stock-based compensation can also comprise a significant portion of a loss in any quarter. Compensation is recorded when stock options are granted and have vested; the timing and amount of such grants can vary from year to year. Stock-based compensation of $109,000 in the first quarter of 2008, $28,000 in the fourth quarter of 2006, $27,000 in the first quarter of 2007 and $6,500 in the third quarter of 2007 all increased the losses in the respective quarters. The significant loss in Q2, 2008 pertained primarily to travel and promotion that was undertaken for the first time, including attendance at two significant conferences.

12) Directors and Officers

Shane Ebert	*Director and President*	Douglas Cageorge	*Director*
Jean Pierre Jutras	*Director and Vice-President*	Shari Difley	*Chief Financial Officer*
Stephen Rowins	*Vice-President Exploration*	Barbara O'Neill	*Corporate Secretary*
Lesley Hayes	*Director*		

13) Related Party Transactions

The following non-arm's length transactions occurred during the nine months ended June 30, 2008:

i) paid or accrued $9,100, (2007 - $7,400), to a corporation related by virtue of common officers and directors for rent of shared office space and $17,900, (2007 - $7,700), for lease operating and miscellaneous administrative costs.

ii) paid or accrued $141,400, (2007 - $75,300), for consulting fees charged by officers or their corporate employers on a per diem or hourly basis for accounting and administrative services and geological consulting services provided.

iii) paid or accrued to a corporation related by virtue of common officers and/or directors, $15,100, (2007 - $22,400), for allocated office and secretarial expenses

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services. Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

14) Capital Stock

a) Issued:

Refer to Note 7 to the financial statements. The following details changes to capital stock, warrants and contributed surplus from July 1, 2008 to July 29, 2008.

	Number of Shares	Shares Amount	Contributed Surplus	Number of Warrants	Warrants Amount
Balance June 30, 2008	**51,778,148**	**$10,504,570**	**$657,848**	**3,370,760**	**$210,132**
Shares issued pursuant to property option agreement	135,000	18,900	-	-	-
Balance July 29, 2008	**51,913,148**	**$10,523,470**	**$657,848**	**3,370,760**	**$210,132**

b) Stock Options and Warrants

i) Options

Refer to Note 7 to the financial statements for details of the option transactions occurring during the nine months ended June 30, 2008 and period-end balances. During the period from July 1, 2008 to July 29, 2008, no options were granted or exercised and none expired.

ii) Warrants

Refer to Note 7 to the financial statements for details of warrants issued, exercised and expired during the nine months ended June 30, 2008. During the period from July 1, 2008 to July 29, 2008, no warrants were issued or exercised and none expired.

15) Outlook

The Company's primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine. Should the Company discover such a promising property, it would likely attempt to ally with a more senior mining company that might option-in on the property. or purchase the property outright, as the Company does not have expertise in operating a mine.

The Company is pleased to have raised $604,000 through the private placement that closed April 2, 2008. Management continues to evaluate possible property acquisitions in Canada, the United States and Mexico. Given the success of the Company's drill programs in Newfoundland and Labrador, and the usefulness of airborne geophysics in sulfide target detection, the Company has staked an additional 1024 claims surrounding its Taylor Brook property to secure a large land position in this highly prospective emerging nickel belt. The Company is currently evaluating numerous options to advance the project by further delineating the new discoveries and exploring for new high grade nickel occurrences within the large land position.

16) Risks

The success of the Company's business is subject to a number of factors including, but not limited to:

a) Substantial expenditures are required to explore for mineral reserves and the chances of identifying economical reserves are extremely small.
b) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires. The Company may be forced to raise funds at a low share price resulting in increased dilution for current shareholders.
c) Although the Company has taken steps to verify title to the mineral properties in which it has an interest or in which it is earning an interest, there is no guarantee that the property will not be subject to title disputes or undetected defects.

16) Risks (continued)

d) The Company is subject to laws and regulations relating to environmental matters, including provisions relating to reclamation, discharge of hazardous materials, and other matters. The Company conducts its exploration activities in compliance with applicable environmental protection legislation and is not aware of any existing environmental problems that may cause a material liability to the Company, however changes to legislation could result in the Company being offside at some point in the future.

e) The Company is in competition with exploration companies with greater financial resources. This can hamper its ability to acquire certain exploration properties, attract joint venture parties and attract equity financing. Further, the Company must compete with these other companies to acquire contractors to perform certain exploration such as drilling. These contractors will often favor a larger project, making it more difficult for the Company to obtain their services.

f) The price of base and precious metals is highly volatile. Changes in these prices can alter the desirability of an exploration property, and feasibility of spending exploration dollars on it. Further, changes in commodity prices can affect the stock price of the Company.

g) The Company is dependent upon certain key personnel. Loss of any of these people could have a material adverse effect on the Company and its business. This is somewhat mitigated from a geological perspective by having a qualified geologist in each of the President and Vice-President Exploration roles.

h) The Company has a history of losses due to its status as an exploration company, with no production from mineral properties. Its ultimate success will depend on its ability to generate cash flow from producing properties at some point in the future, or alternatively from a disposition of its interests.

17) Critical Accounting Estimates

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments. The estimated values of all properties are assessed by management on a quarterly basis by reference to project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of a specific property will not be realized, based on the foregoing criteria, an impairment provision is made for the decline in value.

The Company's estimate for asset retirement obligations is based on existing laws, contracts or other policies. The value of the obligation is based on estimated future costs for abandonments and reclamations. By their nature, these estimates are subject to measurement uncertainty.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and vested during the year.

18) New Accounting Policies

Currently adopted

Effective October 1, 2007, the Company adopted the following accounting standards related to financial instruments and capital disclosure. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

Section 1535, Capital Disclosures, specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862, Financial Instruments – disclosures, and 3863, Financial Instruments – presentation, replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 1506, Accounting Changes, provides revised standards for changes in accounting policy, estimates or errors. A change in accounting policy must be applied retrospectively, (unless doing so is impracticable or is specified otherwise by a new accounting standard), changes in estimates must be recorded prospectively, and prior period errors must be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

Future

Section 1400, General Standards of financial Statement Presentation, has been amended and will be effective for the Company's first quarter ended December 31, 2008, to include requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of this new section is not expected to materially alter the Company's disclosure in future periods.

19) Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

FILE No.
82-4749

Northern Abitibi Mining Corp.
Interim Consolidated Financial Statements
June 30, 2008

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated balance sheet as at June 30, 2008 nor the unaudited interim consolidated statements of net and comprehensive loss and deficit and cash flows for the three and nine month periods ended June 30, 2008 and June 30, 2007.

Northern Abitibi Mining Corp.
Interim Consolidated Balance Sheets

	June 30, 2008 (Unaudited)	September 30, 2007
ASSETS		
Current		
Cash and cash equivalents	$ 571,266	$ 834,686
Accounts receivable	14,435	5,192
Prepaid expenses	24,845	17,090
	610,546	856,968
Exploration deposits Note 4	64,265	7,610
Mineral properties and equipment Note 5	845,144	175,960
	$ 1,519,955	$ 1,040,538
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 23,704	$ 43,408
Due to related parties Note 10	13,228	16,398
Current portion of asset retirement obligation Note 6	-	3,459
	36,932	63,265
Asset retirement obligation Note 6	9,100	3,300
	46,032	66,565
SHAREHOLDERS' EQUITY		
Capital stock Note 7	10,504,570	9,902,399
Warrants Note 7	210,132	132,781
Contributed Surplus Note 7	657,848	548,848
Deficit	(9,898,627)	(9,610,055)
	1,473,923	973,973
	$ 1,519,955	$ 1,040,538

Nature and Continuance of Operations Note 1
Commitments Note 11

Approved by the Board

"Shane Ebert" Director

"Lesley Hayes" Director

See accompanying notes to the financial statements.

Northern Abitibi Mining Corp.

Interim Consolidated Statements of Net and Comprehensive Loss and Deficit

(Unaudited – prepared by management)

	Three Months Ended June 30		Nine Months Ended June 30	
	2008	**2007**	**2008**	**2007**
Expenses				
General and administrative Note 9	**$ 38,998**	$ 34,658	**$ 249,306**	$ 112,149
Reporting to shareholders	**16,605**	18,032	**33,565**	37,471
Professional fees	**2,752**	5,106	**7,186**	6,898
Stock exchange and transfer agent fees	**3,724**	3,754	**8,927**	8,924
Amortization of capital assets	**818**	-	**2,057**	-
Accretion of asset retirement obligation Note 6	**-**	-	**800**	-
Foreign exchange loss	**-**	8,784	**-**	8,812
	(62,897)	(70,334)	**(301,841)**	(174,254)
Other Income (Expense)				
Interest	**5,728**	6,824	**17,519**	14,106
Abandonments and mineral property write-down	**-**	(5,459)	**(4,250)**	(290,217)
	5,728	1,365	**13,269**	(276,111)
Net and Comprehensive Loss	**(57,169)**	(68,969)	**(288,572)**	(450,365)
Deficit, beginning of period	**(9,841,458)**	(9,502,426)	**(9,610,055)**	(9,121,030)
Deficit, end of period	**$(9,898,627)**	$(9,571,395)	**$(9,898,627)**	$(9,571,395)
Loss per share				
Basic and diluted	**$ 0.00**	$ 0.00	**$ (0.01)**	$ (0.01)
Weighted Average Number of Shares Outstanding				
Basic and diluted	**51,698,511**	45,808,002	**49,018,325**	42,708,234

See accompanying notes to the financial statements.

Northern Abitibi Mining Corp.
Interim Consolidated Statements of Cash Flows
(Unaudited – prepared by management)

	Three months ended June 30		Nine months ended June 30	
	2008	**2007**	**2008**	**2007**
Increase (decrease) in cash and cash equivalents:				
Operating activities				
Interest received	**$ 5,728**	$ 6,824	**$ 17,519**	$ 14,106
Cash operating expenses	**(69,954)**	(66,309)	**(183,835)**	(142,490)
	(64,226)	(59,485)	**(166,316)**	(128,384)
Financing activities				
Private placement (net of cash issue costs of $6,478, 2007 - $32,288)	**597,522**	517,712	**597,522**	517,712
Exercise of options	**-**	25,800	**20,000**	25,800
Exercise of warrants	**-**	-	**2,000**	219,528
	597,522	543,512	**619,522**	763,040
Investing activities				
Refundable exploration deposits	**(61,200)**	-	**(61,200)**	-
Receipt of environmental deposits	**4,545**	-	**4,545**	-
Site restoration expenditures	**(3,459)**	-	**(3,459)**	-
Mineral property additions	**(277,127)**	(58,155)	**(656,512)**	(273,363)
	(337,241)	(58,155)	**(716,626)**	(273,363)
Foreign exchange gain (loss) on cash held in foreign currency	**-**	(8,784)	**-**	(8,812)
Increase (decrease) in cash and cash equivalents	**196,055**	417,088	**(263,420)**	352,481
Cash and cash equivalents:				
Beginning of period	**375,211**	461,022	**834,686**	525,629
End of period	**$ 571,266**	$ 878,110	**$ 571,266**	$ 878,110

Supplementary Information:
Interest and taxes
No cash was expended on interest or taxes during the nine and three month periods ended June 30, 2008 and June 30, 2007.

Non-cash transactions:
During the nine months ended June 30, 2008, the Company granted stock options to officers and directors resulting in a non-cash charge of $109,000, (2007 – $33,500), being included in general and administrative expenses. Note 9

During the nine months ended June 30, 2008, the Company issued 300,000, (2007 – 200,000) common shares, pursuant to the Taylor Brook acquisition agreement. The non-cash transaction was valued at $60,000, (2007 - $29,000), using the closing price of the Company's shares on the share issue date.

See accompanying notes to the financial statements.

1. Basis of presentation, nature and continuance of operations

Northern Abitibi Mining Corp. is engaged in the business of mineral exploration and development in Canada and the United States. Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received any revenue from mining operations and is considered to be in the development stage. These interim consolidated financial statements include the accounts of the Company and its wholly-owned US subsidiary NAMCOEX Inc.

These interim consolidated financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing or to commence profitable operations. The Company will periodically have to raise additional funds to continue operations and, while it has successfully issued equity to finance operations and exploration in the past, there can be no assurance it will be able to do so in the future. These financial statements do not give effect to adjustments to the carrying values and classifications of assets and liabilities that would be necessary if the Company were unable to continue as a going concern.

These interim consolidated financial statements, that were not subject to audit or review by the Company's external accountants, follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2007 except for the adoption of the accounting policies described in note 2 below. These interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2007 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

2. Currently adopted and future accounting policies

Currently adopted

Effective October 1, 2007, the Company adopted the following accounting standards on a prospective basis with no restatement of prior period financial statements.

Section 1535, Capital Disclosures, specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv)if it has not complied, the consequences of such non-compliance.

Sections 3862, Financial Instruments – disclosures, and 3863, Financial Instruments – presentation, replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 1506, Accounting Changes, provides revised standards for changes in accounting policy, estimates or errors. A change in accounting policy must be applied retrospectively, (unless doing so is impracticable or is specified otherwise by a new accounting standard), changes in estimates must be recorded prospectively, and prior period errors must be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

Future

Section 1400, General Standards of financial Statement Presentation, has been amended and will be effective for the Company's first quarter ended December 31, 2008, to include requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of this new section is not expected to materially alter the Company's disclosure in future periods.

3. Cash and cash equivalents

At June 30, 2008 unexpended proceeds from flow-through share issuances in the amount of $69,000 that are restricted for use on qualifying exploration expenditures are included in cash and cash equivalents. The Company is committed to incur these costs by December 31, 2009.

4. Exploration deposits

	June 30, 2008	Sept. 30, 2007
Environmental deposits	$ 3,065	$ 7,610
Refundable exploration deposits	61,200	-
	$ 64,265	$ 7,610

The environmental deposits pertain to the mineral exploration property in Nevada that was abandoned. A portion of the deposits was received during the nine months ended June 30, 2008 and the remainder is expected to be received in the current year as site reclamation has been successfully completed. The exploration deposits were paid in connection with the staking of claims in Newfoundland where a portion of the claim payment is refundable if sufficient exploration work is completed within the first year.

5. Mineral properties and equipment

The following exploration and acquisition costs were incurred during the nine month periods ended June 30, 2008 and June 30, 2007 respectively:

		Newfoundland & Labrador		
2008	**Total**	**Taylor Brook**	**Viking**	**Other Properties**
Exploration expenditures:				
Cumulative exploration costs to Sept. 30, 2007	$ 121,647	$ 78,067	$ 43,580	$ -
Geological consulting	91,568	62,858	24,460	4,250
Drilling	334,114	334,114	-	-
Trenching	28,900	-	28,900	-
Travel and accommodation	31,703	16,947	14,756	-
Equipment rental	12,143	6,893	5,250	-
Field	13,712	11,218	2,494	-
Geochemical	17,148	15,600	1,548	-
Geophysical	23,674	17,164	2,510	4,000
Air support	5,118	-	5,118	-
Asset retirement obligation accrual	5,000	-	5,000	-
Write-down of mineral properties	(4,250)	-	-	(4,250)
Cumulative exploration costs to June 30, 2008	**680,477**	**542,861**	**133,616**	**4,000**
Property acquisition costs:				
Cumulative acquisition costs to Sept. 30, 2007	54,313	29,000	25,313	-
Acquisition costs incurred	87,510	72,240	15,270	-
Cumulative acquisition costs to June 30, 2008	**141,823**	**101,240**	**40,583**	-
Total mineral properties June 30, 2008	**$ 822,300**	**$ 644,101**	**$ 174,199**	**$ 4,000**
Equipment at cost	24,901			
Accumulated amortization	(2,057)			
Total mineral properties and equipment June 30, 2008	**$ 845,144**			

5. Mineral properties and equipment (continued)

2007	Total	Taylor Brook, Newfoundland and Labrador	Cold Springs, Nevada	Prospective properties
Exploration expenditures:				
Cumulative exploration costs to Sept. 30, 2006	$ 39,938	$ -	$ 39,938	$ -
Geological consulting	62,588	28,775	19,575	14,238
Drilling	158,660	-	158,660	-
Trenching	6,955	6,955	-	-
Travel	18,900	7,769	4,998	6,133
Field	6,729	4,243	2,486	-
Geochemical	21,854	5,847	15,032	975
Asset retirement obligation accrual	6,759	3,300	3,459	-
Mineral property write-offs	(263,844)	-	(244,148)	(19,696)
Cumulative exploration costs to June 30, 2007	**58,539**	**56,889**	**-**	**1,650**
Property acquisition costs:				
Cumulative acquisition costs to Sept. 30, 2006	25,242	-	25,242	-
Acquisition costs incurred	30,131	29,000	1,131	-
Mineral property write-offs	(26,373)	-	(26,373)	-
Cumulative acquisition costs to June 30, 2007	**29,000**	**29,000**	**-**	**-**
Total mineral properties June 30, 2007	**$ 87,539**	**$ 85,889**	**$ -**	**$ 1,650**

Newfoundland and Labrador, Canada
Taylor Brook
During the year ended September 30, 2007 the Company entered into an option agreement to acquire an interest in the Taylor Brook nickel/copper/cobalt/platinum group elements prospect located in Northwestern Newfoundland. The Company may earn a majority interest in the project by issuing 500,000 common shares, paying $200,000 cash, or alternatively issuing the equivalent market value of its common shares at its election, and spending $1,200,000 on exploration over four years. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 1.5% to 3.5% based on the price of nickel, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The property has a 2% net smelter return royalty, half of which can be bought back for $1 million.

The scheduled share and cash payments as well as the minimum cumulative exploration expenditures that must be incurred in order to earn the minimum 51% interest are as follows:

Date	Number of Shares	Cash payments or equivalent value of shares	Minimum Cumulative Expenditures
Mar. 26, 2007 (issued)	200,000	$ -	$ -
Mar. 19, 2008 (issued)	300,000	$ -	$ 200,000 (incurred)
Mar. 19, 2009	-	$ 50,000	$ 400,000
Mar. 19, 2010	-	$ 70,000	$ 700,000
Mar. 19, 2011	-	$ 80,000	$ 1,200,000
	500,000	$ 200,000	

Subsequent to period-end, the Company received approval for a matching grant of up to $100,000 to partially fund the Taylor Brook drill program.

5. Mineral properties and equipment (continued)

Viking

During the year ended September 30, 2007 the Company entered into an option agreement to acquire a majority interest in the Viking gold property in Western Newfoundland by issuing 1,115,000 shares of the Company and spending $1,200,000 on exploration over four years. The Company was also required to make a cash payment of $15,000 to the underlying property holder in fiscal 2008. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 2% to 4% based on the price of gold, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The property is subject to an underlying 1% net smelter return royalty, half of which can be bought back for $500,000.

The scheduled share and cash payments as well as the minimum cumulative exploration expenditures that must be incurred in order to earn the minimum 51% interest are as follows:

Date	Number of Shares	Cash payment	Minimum Cumulative Expenditures
July 16, 2007 (Issued)	90,000	$ -	$ -
February 24, 2008 (paid)	-	$ 15,000	$ -
July 5, 2008 (Issued subsequent to period end)	135,000	$ -	$ 140,000 (incurred)
July 5, 2009	225,000	$ -	$ 350,000
July 5, 2010	310,000	$ -	$ 600,000
July 5, 2011	355,000	$ -	$ 1,200,000
	1,115,000	$ 15,000	

6. Asset Retirement Obligation

Changes in the asset retirement obligation for the nine months ended June 30, 2008 are as follows:

Balance, September 30, 2007	$ 6,759
Change in retirement accrual	5,000
Restoration costs incurred during the period	(3,459)
Accretion	800
Balance, June 30, 2008	$ 9,100

The Company completed the restoration of the Nevada mineral property sites during the nine months ended June 30, 2008. As at June 30, 2008, the Company has recorded $9,100 for costs to restore the Taylor Brook and Viking, Newfoundland & Labrador properties. The Taylor Brook and Viking costs are based on expected payments of $10,300 two years hence, discounted at 12% per annum. Management believes that there are no other significant legal obligations as at June 30, 2008 for current and future asset retirement and restoration costs.

The ultimate amount of future restoration costs is uncertain; circumstances could arise over the years that would require material revisions to these estimated obligations. Changes in assumptions could have a material effect on the fair value of asset retirement obligations.

7. Capital Stock, Warrants and Contributed Surplus

a) Authorized

Unlimited number of common shares without par value

b) Issued

	Common shares		Contributed	Warrants	
	Number	Amount	Surplus	Number	Amount
Balance Sept. 30, 2007	47,642,180	$9,902,399	$548,848	2,418,747	$132,781
Private placement (net of issue costs of $6,478)	3,623,468	519,522	-	964,513	78,000
Warrants exercised	12,500	2,649	-	(12,500)	(649)
Stock-based compensation Note 8	-	-	109,000	-	-
Issued pursuant to mineral property option agreements	300,000	60,000	-	-	-
Options exercised	200,000	20,000	-	-	-
Balance June 30, 2008	**51,778,148**	**$10,504,470**	**$657,848**	**3,370,760**	**$210,132**

Refer to note 5, regarding capital stock issued pursuant to the Viking option agreement. In April, 2008 the Company completed a non-brokered private placement comprised of 1,694,439 flow-through shares at $0.18 per share and 1,929,029 units at $0.155 per unit for combined gross proceeds of $604,000. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.23 per share to April 2, 2010. The warrants issued pursuant to the private placement were valued at $78,000 and this value reduced the proceeds assigned to common shares. In valuing the warrants, the Company utilized the Black Scholes Option Pricing Model assuming volatility of 103%, a risk-free interest rate of 2.9%, a two year expected warrant life, and a 0% dividend rate.

c) Stock options outstanding

	Number of shares		Exercise
Expiry	Jun. 30, 2008	Sept. 30, 2007	Price
March 23, 2008	-	200,000	$0.10
August 1, 2011	625,000	625,000	$0.10
December 11, 2011	500,000	500,000	$0.10
May 8, 2012	100,000	100,000	$0.15
October 17, 2012	925,000	-	$0.22
	2,150,000	**1,425,000**	

The Company has an option plan (the Plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average of the trading price per share for the last five trading days before the grant date. All of the above-noted outstanding options vested on the grant date.

d) **Stock option transactions**

	Number of options	Weighted Average Exercise Price
As at September 30, 2007	1,425,000	$ 0.10
Granted	925,000	$ 0.22
Exercised	(200,000)	$ 0.10
As at June 30, 2008	2,150,000	$ 0.15

e) **Warrants outstanding and warrant transactions**

	Warrants at $0.16 expiring May 2, 2009	Finders' warrants at $0.12 expiring May 2, 2009	Warrants at $0.23 expiring Apr. 2, 2010	Total
Balance Sept. 30, 2007	2,210,414	208,333	-	2,418,747
Warrants issued	-	-	964,513	964,513
Warrants exercised	(12,500)	-	-	(12,500)
Balance June 30, 2008	2,197,914	208,333	964,513	3,370,760

The $0.16 and $0.23 private placement warrants allow the purchase of the indicated number of shares while the finders' warrants allow the purchase of 208,333 units, (finders' units). Each of the finders' units is in turn comprised of one common share and one-half share purchase warrant. Each whole warrant may be exercised to acquire one common share at $0.16 per share to May 2, 2009.

8. Financial instruments

The following summarizes the carrying values of the various financial instrument categories:

Category	Carrying value June 30, 2008	Carrying value Sept. 30, 2007
Held for trading (Cash and Cash Equivalents)	$ 571,266	$ 834,686
Loans and receivables (Accounts receivable)	$ 14,435	$ 5,192
Other financial liabilities (Accounts payable and accrued liabilities and Due to related parties)	$ 36,932	$ 59,806

Loans and receivables and other financial liabilities are carried at amortized cost which approximates fair value and cost due to the short-term nature of the instruments. Held for trading investments are carried at fair value which approximates cost due to their short-term nature. The average interest rate on outstanding cash and cash equivalent balances was 2.95% at June 30, 2008.

Unless otherwise noted, it is Management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The value of cash and cash equivalent investments denominated in US dollars fluctuate with changes in currency exchange rates. Appreciation of US dollar currencies results in a foreign currency gain on such investments and a decrease in US dollar currencies results in a loss. The Company does not currently utilize market risk sensitive instruments to manage its exposure to foreign currency exchange rates, although it may do so in the future. The Company currently maintains less than $6,000 in US funds, consequently variations in exchange rates will not result in material foreign exchange gains or losses at this point in time.

9. Stock-based compensation

Included in general and administrative expenses for the nine months ended June 30, 2008 is stock based compensation in the amount of $109,000 (2007 - $33,500). The fair value of the compensation was determined using the Black-Scholes Option Pricing Model using the following information and assumptions:

Nine months ended June 30,	2008	2007
Number of options granted	925,000	600,000
Weighted average exercise price	$0.22	$0.11
Weighted average expected stock price volatility	99%	94%
Weighted average risk-free interest rate	4.17%	3.98%
Expected option life	2 years	2 years
Expected dividend yield	-	-

10. Related Party Transactions

During the nine months ended June 30, 2008, the Company was billed $9,100, (2007 - $7,400), for its share of base office lease costs and $17,900, (2007 - $7,700), for its share of lease operating and general and administrative costs, by a company related by virtue of certain common officers and directors. A company related by virtue of common officers and/or directors, billed the Company for its share of general and administrative costs and allocated secretarial salaries. The total billed for the nine months ended June 30, 2008 was $15,100, (2007 - $22,400). Officers of the Company billed for their consulting services at hourly or daily rates, either personally or through their corporate employers. The aggregate billed for the nine months ended June 30, 2008 was $141,400, (2007 - $75,300). Related party payables at June 30, 2008 and September 30, 2007 related to the aforementioned billings that were unpaid at period end.

Directors were paid $5,700 during the nine months ended June 30, 2008, (2007 - $Nil).

Related party transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

11. Commitments

Pursuant to a sublease agreement with a company related by virtue of certain common officers and directors, the company is committed to pay its share of lease operating costs and base lease expenses. The committed base lease costs for the ensuing five fiscal years are as follows:

Remainder of 2008 $ 3,000 **each of 2009 through 2011** $12,100 **2012** $3,000

In addition, the company is committed to pay its share of annual associated lease operating costs, which are expected to aggregate $ 10,000 for the year ended September 30, 2008. See also Note 5 regarding mineral property acquisition commitments.

12. Segment disclosures

During the nine months ended June 30, 2008, all mineral exploration activities were undertaken in Canada. During the period ended June 30, 2007, mineral acquisition and exploration activities were undertaken in the U.S., through the Company's wholly owned United States subsidiary, NAMCOEX Inc., and in Canada. Virtually all expenditures, with the exception of U.S. exploration expenditures, were incurred in Canada during both fiscal periods. Categories of revenue and assets allocated to geographic region are as follows:

12. Segment disclosures (continued)

As at, or for the nine months ended, June 30, 2008	Canada	United States	Total Enterprise
Interest revenue	$ 17,519	$ -	$ 17,519
Abandonments and mineral property write-down	$ 4,250	$ -	$ 4,250
Net loss	$ 285,601	$ 2,971	$ 288,572
Total assets	$ 1,511,540	$ 8,415	$ 1,519,955
Mineral properties and equipment	$ 845,144	$ -	$ 845,144
Additions to mineral properties and equipment	$ 675,491	$ -	$ 675,491

As at or for the nine months ended June 30, 2007	Canada	United States	Total Enterprise
Interest revenue	$ 14,106	$ -	$ 14,106
Abandonments and mineral property write-down	$ 6,284	$ 283,933	$ 290,217
Net loss	$ 163,436	$ 286,929	$ 450,365
Total assets	$ 978,529	$ 11,055	$ 989,584
Mineral properties	$ 87,539	$ -	$ 87,539
Additions to mineral properties	$ 93,823	$ 218,753	$ 312,576

13. Capital

The Company's objective when managing capital is to continue as a going concern so that it can provide value to shareholders by acquiring and conducting exploration on mineral exploration properties with the ultimate objective of finding commercial quantities of base and/or precious metals. The Company has traditionally financed through equity issues rather than debt and does not anticipate using debt to finance its continuing grass roots exploration. Should the Company evolve to the point where it is developing or operating a mine, debt options would be investigated.

The Company will raise equity as cash flow requirements dictate and will attempt, when able, to time financings with more favorable market conditions. The Company can scale back exploration, and to a certain extent, discretionary administrative costs during tighter equity markets. The Company invests all capital that is surplus to its immediate operational needs in short-term, liquid and highly-rated financial instruments such as Bankers' Acceptances.

The externally imposed capital requirement that the Company is exposed to relates to flow-through shares. Pursuant to flow-through agreements entered into with flow-through share subscribers, the Company has committed to use the full proceeds of these issuances to incur qualifying mineral exploration expenditures within a prescribed time frame. Should the Company not incur these expenditures, they are required to pay the flow-through subscribers an amount equal to the tax payable by the subscriber as a result of the Company's failure to incur the expenditures. As indicated in note 3, as at June 30, 2008, the Company is required to incur a further $69,000 of qualifying exploration expenditures by December 31, 2009.

14. Seasonality or Cyclicality

The Company incurs the majority of its Canadian exploration expenditures during spring, summer and fall. The Company's US exploration was not limited by winter weather and consequently occurred year round.

15. Earnings per share

The earnings per share calculations for the periods disclosed were anti-dilutive due to the fact that losses were incurred in all periods. As a result no adjustments were required to basic weighted average shares outstanding or to the loss amount. Refer to note 7 (c) and (e) for a summary of options and warrants that could potentially dilute basic earnings per share in the future but were excluded from the calculation in the periods disclosed in these financial statements because their effect was anti-dilutive.

NORTHERN ABITIBI MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED JUNE 30, 2008

The information included in this document should be read in conjunction with the unaudited consolidated financial statements for the nine months ended June 30, 2008 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is July 29, 2008. All dollar amounts are in Canadian Dollars unless otherwise stated.

Statements and/or financial forecasts that are unaudited and not historical, including without limitation, exploration budgets, data regarding potential mineralization, exploration results and future plans and objectives, are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel. Actual exploration and administrative expenditures can differ from budget due to unforeseen circumstances, changes in the market place that will cause suppliers' prices to change, and additional findings that will dictate that the exploration plan be altered to result in more or less work.

All forward-looking information is stated as of the effective date of this document, and is subject to change after this date. There can be no assurance that forward-looking information will prove to be accurate and future events and actual results could differ materially from those anticipated.

1) Principal Business of the Company

Northern Abitibi Mining Corp., (the Company), trading as NAI on the TSX.V, including its wholly owned subsidiary, NAMCOEX Inc., is engaged exclusively in the business of mineral exploration and development and, as the Company has no mining operations and no earnings therefrom, is considered to be in the development stage. The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests. The Company's philosophy is to acquire projects at the grass roots level and advance them to a point where partners can be brought in to further the properties to the stage where a mine is commercially feasible or the property can be sold outright.

The Company has no operating income and no earnings; exploration and operating activities are financed by the sale of common shares. None of the Company's properties are in production. Consequently, the Company's net income is a limited indicator of its performance or potential.

2) Highlights - nine months ended June 30, 2008

a) The Company completed the first and second phase, drill programs on Taylor Brook aggregating 17 holes and approximately 2,600 meters.
b) Five separate occurrences of sulfides were intersected during the Taylor Brook drill program and four of the five sulfide zones contained nickel/copper/cobalt mineralization associated with mafic to ultramafic host rocks.
c) An excellent correlation was found between airborne geophysical conductors and sulfide bodies on Taylor Brook, with all of the airborne geophysical conductors drill-tested during the Taylor Brook drill program containing sulfides, providing a valuable exploration technique for the property and the district.

2) Highlights - nine months ended June 30, 2008 (continued)

d) The Company staked an additional 1,024 claims surrounding the Taylor Brook property given the success of the Taylor Brook drill program and the usefulness of airborne geophysics in sulfide target detection.

e) The Company conducted a first phase trenching program on Viking, uncovering four zones containing high-grade mineralization with gold values ranging from 8.5 to 246.6 grams per tonne, occurring over an area exceeding 1,500 meters in strike length.

f) The Company commenced a second phase surface exploration program on Viking consisting of trenching, geologic mapping and sampling.

g) The Company completed a private placement financing comprised of common share units and flow-through common shares for gross proceeds of $604,000.

3) Mineral Properties

Taylor Brook, Newfoundland and Labrador, Canada

During the year ended September 30, 2007 the Company entered into an option agreement to acquire an interest in the Taylor Brook nickel/copper/cobalt/PGE prospect located in Northwestern Newfoundland. The Company may earn a majority interest in the project by issuing 500,000 common shares, all of which have been issued to date, paying $200,000 cash, or alternatively issuing the equivalent market value of its common shares at its election, and spending $1,200,000 on exploration over four years. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 1.5% to 3.5% based on the price of nickel, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The property has a 2% net smelter returns royalty, half of which can be bought back for $1 million.

The Taylor Brook property is located in a relatively unexplored region which has excellent access via a network of logging roads. In 1998 sulfide occurrences were discovered in road cuts on the property and further exploration lead to the discovery of high grade mineralization described as the Layden showing. The company that has optioned the property to Northern Abitibi conducted a high resolution Aero TEM II airborne geophysical survey over the property in 2006 and numerous conductive and magnetic targets have been identified. The survey identified four significant airborne conductors that occur immediately adjacent to the high grade Layden showing. The largest of these conductors is about 600 meters by 100 meters in size.

In November and December, 2007 the Company drilled eight holes for a total of 1,205 meters. The budget for the program was $200,000 and actual costs approximated $220,000. The intercepts included 0.18% Ni over 0.97 meters from 7.73 to 6.70 meters depth and 0.13% Ni, 0.21% Cu and 0.03% Co over one meter from 35.66 to 36.66 meters. All of the holes drilled into the "Southern Margin" intersected zones containing anomalous Ni/Cu/Co associated with sulfide-bearing intrusive breccias containing between 0.01% and 0.07% Ni.

Ore grade intercepts were not encountered in drilling, however, a much better understanding of the nature and distribution of the mafic-ultramafic intrusive complex was obtained, allowing for a refined exploration model to be developed. The mafic-ultramafic intrusive suite is proving to be much larger at depth than on surface, and remains open along strike. The three large airborne geophysical conductors that surround the high grade Layden showing were not drill tested during the first phase of drilling due to deep snow conditions. An interpretation of the subsurface geometry of the mafic intrusion indicates the strongest and most southerly airborne geophysical conductor coincides with the projected margin of the southeast-plunging mafic-ultramafic intrusive body. This geophysical conductor remains an excellent drill target for massive sulfides. The new data also shows that the holes drilled into the "Southern Margin" of the intrusion as mapped on surface, were actually drilled into the top portion of a southeast plunging intrusion.

3) Mineral Properties (continued)

Taylor Brook, Newfoundland and Labrador Canada (continued)

In March, 2008 the Company conducted a downhole pulse electromagnetic survey on two drill holes. Preliminary data was utilized to determine certain of the drill targets for the Phase 2 drill program. The Phase 2 drill program with a budget of $256,000 was completed for approximately $228,000 during the three months ended June 30, 2008. The Phase 2 drilling, comprised of 9 holes and approximately 1,400 meters, was extremely successful in discovering sulfide zones, identifying new areas of nickel/copper mineralization, and outlining a new highly prospective emerging nickel district.

During the Company's drill programs, five separate occurrences of sulfides were intersected and four of the five sulfide zones contain nickel/copper/cobalt mineralization associated with mafic to ultramafic host rocks. The four zones of nickel/copper/cobalt mineralization occur within an area exceeding 300 meters by 800 meters, and all four zones remain open for expansion and delineation. All of the airborne geophysical conductors drill-tested during this program contained sulfides providing an excellent correlation between airborne geophysical conductors and sulfide bodies. The property contains two additional airborne geophysical conductors that have not yet been drill-tested. Given the success of the drilling program and the usefulness of the airborne geophysics in sulfide target detection, the company has staked an additional 1024 claims surrounding the Taylor Brook property to secure a large land position in this highly prospective emerging nickel belt.

Viking, Newfoundland and Labrador, Canada

During the year ended September 30, 2007 the Company entered into an option agreement to acquire a majority interest in the Viking gold property in western Newfoundland by issuing 1,115,000 shares of the Company, (issued 225,000 shares to July 29, 2008), and spending $1,200,000 on exploration over four years. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 2% to 4% based on the price of gold, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The Company was also required to make a cash payment of $15,000 to the underlying property holder in February, 2008 and this was paid.

The property contains a series of mesothermal style quartz veins and stockworks hosted in Precambrian intrusive rocks. Mineralization consists of pyrite-chalcopyrite-galena-sphalerite and locally visible gold in silica-carbonate altered zones. Two large gold-in-soil anomalies have been defined on the property. Historic exploration included three drill holes that encountered large intervals of highly altered granite with anomalous gold grades, but failed to intersect the large quartz veins occurring as boulders on surface. Sixteen historical grab samples from outcrop and quartz boulders from the eastern soil anomaly of the property returned gold values ranging from trace to 42.8 grams per tonne, averaging 8 grams per tonne. The eastern soil anomaly has never been trenched or drill tested, but is also considered to be an excellent target for gold exploration.

In October, 2007 the Company conducted a trenching program focused on large zones containing well-defined gold in soil anomalies and zones with high grade gold in rocks. The trenching program uncovered four zones containing high-grade mineralization with gold values ranging from 8.5 to 246.6 grams per tonne occurring over an area exceeding 1,500 meters in strike length, confirming the potential for a large, high-grade, gold vein system.

The second phase exploration program with a budget of approximately $127,000, was completed in late July, 2008. This phase included a major trenching program of twenty additional trenches identifying six new zones of alteration and quartz sulphide veining in bedrock. The results of the 243 rock samples taken will be released when assays are received and compiled. Exposures will be mapped and company geologists will perform a detailed structural analysis to aid in the construction of a comprehensive geological model of the system, and orient the planned follow-up drilling program.

4) Operating Results

Nine months ended June 30, 2008 compared to nine months ended June 30, 2007

A summarized statement of operations appears below to assist in the discussion that follows:

Nine months ended June 30	**2008**	**2007**
General and administrative expenses	$ (249,306)	$ (112,149)
Reporting to shareholders	(33,565)	(37,471)
Professional fees	(7,186)	(6,898)
Stock exchange and transfer agent fees	(8,927)	(8,924)
Foreign exchange loss	-	(8,812)
Interest income	17,519	14,106
Amortization of capital assets	(2,057)	-
Accretion of Asset Retirement Obligation	(800)	-
Write-down of mineral properties	(4,250)	(290,217)
Loss and comprehensive loss	$ (288,572)	$ (450,365)

The increase in interest income related to greater average cash balances in the current period. The current period's mineral property write-down pertained to costs to review the Quebec property for which valid claims still exist but which was previously written-off. The prior year write-down pertained to the Cold Springs, Nevada property.

The following summarizes the major expense categories comprising general and administrative expenses for the nine months ended June 30, 2008 and June 30, 2007 respectively:

Nine months ended June 30	**2008**	**2007**
Administrative consulting fees	$ 58,776	$ 23,140
Stock-based compensation	109,000	33,500
Occupancy costs	17,739	12,046
Office, secretarial and supplies	18,657	24,272
Website maintenance and networking	2,379	6,206
Travel and promotion	20,468	2,300
Insurance	16,608	10,685
Directors' fees	5,679	-
Total	$ 249,306	$ 112,149

General and administrative expenses increased approximately $137,000 from the prior period. The bulk of the increase was attributable to an increase in stock-based compensation of $76,000. Details of the calculation of the compensation expense are provided in note 9 to the financial statements. Administrative consulting costs increased approximately $36,000. The President and Vice-President Exploration attended several industry events in the current period that were not attended before, including the Vancouver Mineral Exploration Round-up in January and The Toronto PDAC in March, in addition to the Vancouver Cambridge show in January. Time spent attending these conferences and time spent preparing written materials and presentations contributed to this increase. Further, increased exploration activity in the nine months as well as time associated with securing financing, contributed to greater administrative demands, including preparation of news releases and increased reporting requirements. Travel and promotion increased by $18,000 and this pertains to the conferences discussed above. This expense category included prepared materials, cost of booths and travel and accommodation for these conferences among other things.

Effective January, 2007, the Company's office sublease was renewed at considerably increased lease rates that were reflective of the Calgary rental market. Further operating costs associated with the lease for 2008 increased significantly and the difference between actual 2007 operating costs and budget was billed in the current period. The result was a fiscal 2008 increase of $6,000 in occupancy costs. Costs associated with redesigning the Company's website aggregated approximately $5,000 during the comparative period with

4) Operating Results (continued)

no comparable amount in the current period. The remaining website costs pertain to monthly maintenance. Directors' fees were not paid in prior years. In the current year a one- time payment in recognition of prior service was approved aggregating $3,779 and, effective October 1, 2007 outside Directors' fees of $500 per meeting attended in person and $300 for meetings attended by telephone, were approved. Insurance costs have increased because the Company acquired Directors' and Officers' insurance late in the third quarter of the previous year.

The following summarizes the components of professional fees included in the statement of earnings:

Nine months ended June 30	**2008**	**2007**
Legal and filing fees	$ 5,491	$ 7,695
Tax preparation fees	1,995	-
Audit fees	(300)	(797)
Total	$ 7,186	$ 6,898

Three months ended June 30, 2008 compared to three months ended June 30, 2007

Three months ended June 30	**2008**	**2007**
General and administrative expenses	$ (38,998)	$ (34,658)
Reporting to shareholders	(16,605)	(18,032)
Professional fees	(2,752)	(5,106)
Stock exchange and transfer agent fees	(3,724)	(3,754)
Foreign exchange loss	-	(8,784)
Interest income	5,728	6,824
Amortization of capital assets	(818)	-
Mineral property write-down	-	(5,459)
Loss	$ (57,169)	$(68,969)

With limited US cash amounts being maintained and very little variance in the US to Canadian dollar exchange rates in fiscal 2008, there was no foreign exchange gain or loss in the current period. The prior period mineral property write-down pertained to the Cold Springs, Nevada property. Professional fees for both periods above were comprised solely of legal and filing fees.

The following summarizes the major expense categories comprising general and administrative expenses for the three months ended June 30, 2008 and June 30, 2007 respectively:

Three months ended June 30	**2008**	**2007**
Administrative consulting fees	$ 15,650	$ 8,426
Stock-based compensation	-	6,500
Occupancy costs	7,441	4,641
Office, secretarial and supplies	8,039	11,247
Other	1,710	669
Insurance	5,558	3,175
Directors' fees	600	-
Total	$ 38,998	$ 34,658

Explanations for the significant changes in general and administrative expenses can be found in the discussion pertaining to the nine month comparatives.

5) Liquidity and Capital Resources

The Company's working capital position at June 30, 2008 was $574,000, (September 30, 2007 - $794,000). Cash has decreased $263,000 from September 30, 2007. The fiscal 2008 private placement that netted $598,000 after share issue costs, (2007 - $518,000), the exercise of warrants for proceeds of $2,000, (2007 - $220,000), and the fiscal 2008 exercise of options for proceeds of $20,000, (2007 - $26,000), comprised the significant sources of cash in the nine month periods. Administrative costs in excess of interest income utilized $166,000 of cash, (2007 - $128,000).

5) Liquidity and Capital Resources (continued)
Further, the Company expended approximately $657,000 of cash on mineral properties and equipment, (2007 - $273,000) during the respective nine month periods. Payment of refundable exploration deposits utilized $61,000 of cash and environmental deposits received exceeded site restoration costs by approximately $1,000 during the current period.

There was a decrease in accounts payable and accrued liabilities of approximately $20,000 from September 30, 2007 to June 30, 2008. The decrease relates primarily to the audit accrual that was included in the September 30, 2007 amount.

The Company has sufficient cash to finance general and administrative expenses, reporting to shareholder costs, professional fees and stock exchange and transfer agent fees for a year, as well as the exploration program for fiscal 2008, given its recent private placement financing, (see below). The Company will require additional financing to cover additional exploration, mineral property acquisitions and future years' general and administrative costs. While the Company has successfully raised equity funds in the past, there are no guarantees that it will be able to do so in the future.

6) Financing
On April 2, 2008, the Company closed a non-brokered private placement for gross proceeds of $604,000. The private placement was comprised of 1,929,029 units, (Common Units), at a price of $0.155 per Common Unit and 1,694,439 flow-through common shares at a price of $0.18 per share. Each Common Unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one additional common share at a price of $0.23 per share to April 2, 2010. The proceeds of the private placement funded the phase two exploration program at Taylor Brook and will fund the phase two program at Viking, the investigation and acquisition of new property acquisitions and future general, administrative and operating costs.

During the year ended September 30, 2007, the Company closed a non-brokered private placement of 4,583,333 units at a price of $0.12 per unit for gross proceeds of $550,000. Each unit was comprised of one common share and one-half of one share purchase warrant. A cash finder's fee of $25,000 was paid out of the gross proceeds and the Company issued "Finder's Warrants" to allow the purchase of 208,333 units to May 2, 2009 at $0.12 per unit. Each of these units is comprised of one common share and one-half share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.16 per share to May 2, 2009. The proceeds of this financing have been utilized to finance the phase one and a portion of the phase two exploration programs on Taylor Brook and the phase one exploration program on Viking.

7) Contractual Obligations
Commencing January 1, 2007 the Company's office sublease was extended for a further five years. Pursuant to option agreements that the Company has entered into, it will be required to make annual payments in order to acquire an interest, subject to Net Smelter Royalties, in the Taylor Brook and Viking claims discussed above under 3) Mineral Properties. The Company may choose to cease these payments at any time if it decides that it no longer wishes to acquire either or both of the properties.

7) Contractual Obligations (continued)

Combined contractual cash obligations for the following five fiscal years ended September 30 follow:

Nature of obligation	Remainder of 2008	2009	2010	2011	2012
Office Lease base rent	$ 3,000	$12,100	$12,100	$12,100	$ 3,000
Mineral property acquisition	$ -	$50,000 *	$70,000 *	$80,000 *	$ -
Total	$ 3,000	$62,100	$82,100	$92,100	$ 3,000

* May be settled in equivalent value of common shares of the Company

In addition to the above cash mineral property commitments, at June 30, 2008 the Company was committed to issue common shares and incur a minimum dollar value of cumulative exploration expenditures during the following five fiscal years as follows:

	Remainder of 2008	2009	2010	2011	2012
Common shares	135,000*	225,000	310,000	355,000	-
Cumulative exploration expenditures	$140,000*	$750,000	$1,300,000	$2,400,000	-

* issued on, or incurred by July 5, 2008.

8) Exploration Expenditures

Refer to "Mineral Properties," note 5 to the consolidated financial statements.

9) Off-Balance Sheet Transactions

There are no off-balance sheet transactions to report.

10) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2007	2006	2005
Financial Results			
Interest Income and other	$ 24,241	$ 13,883	$ 11,000
Net and Comprehensive Loss	$ (489,025)	$ (296,596)	$ (96,684)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ 0.00
Financial Position			
Working capital	$ 793,703	$ 525,798	$ 619,765
Total assets	$ 1,040,538	$ 621,619	$ 692,925
Capital Stock	$ 9,902,399	$ 9,143,390	$ 9,008,231
Warrants	$ 132,781	$ 279,779	$ 307,000
Contributed Surplus	$ 548,848	$ 298,467	$ 183,206
Deficit	$ (9,610,055)	$ (9,121,030)	$(8,824,434)

Included in the loss for 2007 is a write-off of mineral properties aggregating $291,000, (2006 - $164,000, 2005 - $4,000). Stock-based compensation expense of $33,500 in 2007, (2006 - $28,000, 2005 - $Nil), also contributed to the increase in loss relative to previous years.

11) Selected Quarterly Financial Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended	June 30 2008 (Q3 2008)	March 31 2008 (Q2 2008)	Dec 31 2007 (Q1 2008)	Sept 30 2007 (Q4 2007)	June 30 2007 (Q3 2007)	Mar.31 2007 (Q2 2007)	Dec.31 2006 (Q1 2007)	Sept. 30 2006 (Q4 2006)
Interest & Other	$ 5,728	$ 5,044	$ 6,747	$ 10,135	$ 6,824	$ 3,180	$ 4,102	$ 4,481
Net loss before mineral property write-offs	(57,169)	(78,212)	(148,941)	(38,209)	(63,510)	(43,071)	(53,567)	(60,923)
Mineral property write-offs	-	(2,250)	(2,000)	(451)	(5,459)	(278,230)	(6,528)	3,065
Net and comprehensive loss	$(57,169)	$(80,462)	$(150,941)	$(38,660)	$(68,969)	$(321,301)	$(60,095)	$(57,858)
Basic and diluted loss per share	$0.00	$0.00	$ 0.00	$ 0.00	$ 0.00	$ (0.01)	$ 0.00	$ 0.00

The most significant influence on net income/loss is the amount of mineral property write-offs. Timing of the Company's write-offs cannot be predicted in advance and will vary from one reporting period to the next. As a result, there may be dramatic changes in the financial results and balance sheet position reported by the Company. Stock-based compensation can also comprise a significant portion of a loss in any quarter. Compensation is recorded when stock options are granted and have vested; the timing and amount of such grants can vary from year to year. Stock-based compensation of $109,000 in the first quarter of 2008, $28,000 in the fourth quarter of 2006, $27,000 in the first quarter of 2007 and $6,500 in the third quarter of 2007 all increased the losses in the respective quarters. The significant loss in Q2, 2008 pertained primarily to travel and promotion that was undertaken for the first time, including attendance at two significant conferences.

12) Directors and Officers

Shane Ebert	*Director and President*
Jean Pierre Jutras	*Director and Vice-President*
Stephen Rowins	*Vice-President Exploration*
Lesley Hayes	*Director*
Douglas Cageorge	*Director*
Shari Difley	*Chief Financial Officer*
Barbara O'Neill	*Corporate Secretary*

13) Related Party Transactions

The following non-arm's length transactions occurred during the nine months ended June 30, 2008:

i) paid or accrued $9,100, (2007 - $7,400), to a corporation related by virtue of common officers and directors for rent of shared office space and $17,900, (2007 - $7,700), for lease operating and miscellaneous administrative costs.

ii) paid or accrued $141,400, (2007 - $75,300), for consulting fees charged by officers or their corporate employers on a per diem or hourly basis for accounting and administrative services and geological consulting services provided.

iii) paid or accrued to a corporation related by virtue of common officers and/or directors, $15,100, (2007 - $22,400), for allocated office and secretarial expenses

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services. Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

14) Capital Stock

a) Issued:

Refer to Note 7 to the financial statements. The following details changes to capital stock, warrants and contributed surplus from July 1, 2008 to July 29, 2008.

	Number of Shares	Shares Amount	Contributed Surplus	Number of Warrants	Warrants Amount
Balance June 30, 2008	**51,778,148**	**$10,504,570**	**$657,848**	**3,370,760**	**$210,132**
Shares issued pursuant to property option agreement	135,000	18,900	-	-	-
Balance July 29, 2008	**51,913,148**	**$10,523,470**	**$657,848**	**3,370,760**	**$210,132**

b) Stock Options and Warrants

i) Options

Refer to Note 7 to the financial statements for details of the option transactions occurring during the nine months ended June 30, 2008 and period-end balances. During the period from July 1, 2008 to July 29, 2008, no options were granted or exercised and none expired.

ii) Warrants

Refer to Note 7 to the financial statements for details of warrants issued, exercised and expired during the nine months ended June 30, 2008. During the period from July 1, 2008 to July 29, 2008, no warrants were issued or exercised and none expired.

15) Outlook

The Company's primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine. Should the Company discover such a promising property, it would likely attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright, as the Company does not have expertise in operating a mine.

The Company is pleased to have raised $604,000 through the private placement that closed April 2, 2008. Management continues to evaluate possible property acquisitions in Canada, the United States and Mexico. Given the success of the Company's drill programs in Newfoundland and Labrador, and the usefulness of airborne geophysics in sulfide target detection, the Company has staked an additional 1024 claims surrounding its Taylor Brook property to secure a large land position in this highly prospective emerging nickel belt. The Company is currently evaluating numerous options to advance the project by further delineating the new discoveries and exploring for new high grade nickel occurrences within the large land position.

16) Risks

The success of the Company's business is subject to a number of factors including, but not limited to:

a) Substantial expenditures are required to explore for mineral reserves and the chances of identifying economical reserves are extremely small.
b) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires. The Company may be forced to raise funds at a low share price resulting in increased dilution for current shareholders.
c) Although the Company has taken steps to verify title to the mineral properties in which it has an interest or in which it is earning an interest, there is no guarantee that the property will not be subject to title disputes or undetected defects.

16) Risks (continued)

d) The Company is subject to laws and regulations relating to environmental matters, including provisions relating to reclamation, discharge of hazardous materials, and other matters. The Company conducts its exploration activities in compliance with applicable environmental protection legislation and is not aware of any existing environmental problems that may cause a material liability to the Company, however changes to legislation could result in the Company being offside at some point in the future.

e) The Company is in competition with exploration companies with greater financial resources. This can hamper its ability to acquire certain exploration properties, attract joint venture parties and attract equity financing. Further, the Company must compete with these other companies to acquire contractors to perform certain exploration such as drilling. These contractors will often favor a larger project, making it more difficult for the Company to obtain their services.

f) The price of base and precious metals is highly volatile. Changes in these prices can alter the desirability of an exploration property, and feasibility of spending exploration dollars on it. Further, changes in commodity prices can affect the stock price of the Company.

g) The Company is dependent upon certain key personnel. Loss of any of these people could have a material adverse effect on the Company and its business. This is somewhat mitigated from a geological perspective by having a qualified geologist in each of the President and Vice-President Exploration roles.

h) The Company has a history of losses due to its status as an exploration company, with no production from mineral properties. Its ultimate success will depend on its ability to generate cash flow from producing properties at some point in the future, or alternatively from a disposition of its interests.

17) Critical Accounting Estimates

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments. The estimated values of all properties are assessed by management on a quarterly basis by reference to project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of a specific property will not be realized, based on the foregoing criteria, an impairment provision is made for the decline in value.

The Company's estimate for asset retirement obligations is based on existing laws, contracts or other policies. The value of the obligation is based on estimated future costs for abandonments and reclamations. By their nature, these estimates are subject to measurement uncertainty.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and vested during the year.

18) New Accounting Policies

Currently adopted

Effective October 1, 2007, the Company adopted the following accounting standards related to financial instruments and capital disclosure. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

Section 1535, Capital Disclosures, specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862, Financial Instruments – disclosures, and 3863, Financial Instruments – presentation, replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 1506, Accounting Changes, provides revised standards for changes in accounting policy, estimates or errors. A change in accounting policy must be applied retrospectively, (unless doing so is impracticable or is specified otherwise by a new accounting standard), changes in estimates must be recorded prospectively, and prior period errors must be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

Future

Section 1400, General Standards of financial Statement Presentation, has been amended and will be effective for the Company's first quarter ended December 31, 2008, to include requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of this new section is not expected to materially alter the Company's disclosure in future periods.

19) Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

FILE No.
82-4749

Northern Abitibi Mining Corp.
Interim Consolidated Financial Statements
June 30, 2008

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated balance sheet as at June 30, 2008 nor the unaudited interim consolidated statements of net and comprehensive loss and deficit and cash flows for the three and nine month periods ended June 30, 2008 and June 30, 2007.

Northern Abitibi Mining Corp.
Interim Consolidated Balance Sheets

	June 30, 2008 (Unaudited)	September 30, 2007
ASSETS		
Current		
Cash and cash equivalents	$ 571,266	$ 834,686
Accounts receivable	14,435	5,192
Prepaid expenses	24,845	17,090
	610,546	856,968
Exploration deposits Note 4	64,265	7,610
Mineral properties and equipment Note 5	845,144	175,960
	$ 1,519,955	$ 1,040,538
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 23,704	$ 43,408
Due to related parties Note 10	13,228	16,398
Current portion of asset retirement obligation Note 6	-	3,459
	36,932	63,265
Asset retirement obligation Note 6	9,100	3,300
	46,032	66,565
SHAREHOLDERS' EQUITY		
Capital stock Note 7	10,504,570	9,902,399
Warrants Note 7	210,132	132,781
Contributed Surplus Note 7	657,848	548,848
Deficit	(9,898,627)	(9,610,055)
	1,473,923	973,973
	$ 1,519,955	$ 1,040,538

Nature and Continuance of Operations Note 1
Commitments Note 11

Approved by the Board

"Shane Ebert" Director

"Lesley Hayes" Director

See accompanying notes to the financial statements.

Northern Abitibi Mining Corp.

Interim Consolidated Statements of Net and Comprehensive Loss and Deficit

(Unaudited – prepared by management)

	Three Months Ended June 30		Nine Months Ended June 30	
	2008	**2007**	**2008**	**2007**
Expenses				
General and administrative Note 9	**$ 38,998**	$ 34,658	**$ 249,306**	$ 112,149
Reporting to shareholders	**16,605**	18,032	**33,565**	37,471
Professional fees	**2,752**	5,106	**7,186**	6,898
Stock exchange and transfer agent fees	**3,724**	3,754	**8,927**	8,924
Amortization of capital assets	**818**	-	**2,057**	-
Accretion of asset retirement obligation Note 6	**-**	-	**800**	-
Foreign exchange loss	**-**	8,784	**-**	8,812
	(62,897)	(70,334)	**(301,841)**	(174,254)
Other Income (Expense)				
Interest	**5,728**	6,824	**17,519**	14,106
Abandonments and mineral property write-down	**-**	(5,459)	**(4,250)**	(290,217)
	5,728	1,365	**13,269**	(276,111)
Net and Comprehensive Loss	**(57,169)**	(68,969)	**(288,572)**	(450,365)
Deficit, beginning of period	**(9,841,458)**	(9,502,426)	**(9,610,055)**	(9,121,030)
Deficit, end of period	**$(9,898,627)**	$(9,571,395)	**$(9,898,627)**	$(9,571,395)
Loss per share				
Basic and diluted	**$ 0.00**	$ 0.00	**$ (0.01)**	$ (0.01)
Weighted Average Number of Shares Outstanding				
Basic and diluted	**51,698,511**	45,808,002	**49,018,325**	42,708,234

See accompanying notes to the financial statements.

Northern Abitibi Mining Corp.
Interim Consolidated Statements of Cash Flows
(Unaudited – prepared by management)

	Three months ended June 30		Nine months ended June 30	
	2008	**2007**	**2008**	**2007**
Increase (decrease) in cash and cash equivalents:				
Operating activities				
Interest received	**$ 5,728**	$ 6,824	**$ 17,519**	$ 14,106
Cash operating expenses	**(69,954)**	(66,309)	**(183,835)**	(142,490)
	(64,226)	(59,485)	**(166,316)**	(128,384)
Financing activities				
Private placement (net of cash issue costs of $6,478, 2007 - $32,288)	**597,522**	517,712	**597,522**	517,712
Exercise of options	**-**	25,800	**20,000**	25,800
Exercise of warrants	**-**	-	**2,000**	219,528
	597,522	543,512	**619,522**	763,040
Investing activities				
Refundable exploration deposits	**(61,200)**	-	**(61,200)**	-
Receipt of environmental deposits	**4,545**	-	**4,545**	-
Site restoration expenditures	**(3,459)**	-	**(3,459)**	-
Mineral property additions	**(277,127)**	(58,155)	**(656,512)**	(273,363)
	(337,241)	(58,155)	**(716,626)**	(273,363)
Foreign exchange gain (loss) on cash held in foreign currency	**-**	(8,784)	**-**	(8,812)
Increase (decrease) in cash and cash equivalents	**196,055**	417,088	**(263,420)**	352,481
Cash and cash equivalents:				
Beginning of period	**375,211**	461,022	**834,686**	525,629
End of period	**$ 571,266**	$ 878,110	**$ 571,266**	$ 878,110

Supplementary Information:
Interest and taxes
No cash was expended on interest or taxes during the nine and three month periods ended June 30, 2008 and June 30, 2007.

Non-cash transactions:
During the nine months ended June 30, 2008, the Company granted stock options to officers and directors resulting in a non-cash charge of $109,000, (2007 – $33,500), being included in general and administrative expenses. Note 9

During the nine months ended June 30, 2008, the Company issued 300,000, (2007 – 200,000) common shares, pursuant to the Taylor Brook acquisition agreement. The non-cash transaction was valued at $60,000, (2007 - $29,000), using the closing price of the Company's shares on the share issue date.

See accompanying notes to the financial statements.

1. Basis of presentation, nature and continuance of operations

Northern Abitibi Mining Corp. is engaged in the business of mineral exploration and development in Canada and the United States. Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received any revenue from mining operations and is considered to be in the development stage. These interim consolidated financial statements include the accounts of the Company and its wholly-owned US subsidiary NAMCOEX Inc.

These interim consolidated financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing or to commence profitable operations. The Company will periodically have to raise additional funds to continue operations and, while it has successfully issued equity to finance operations and exploration in the past, there can be no assurance it will be able to do so in the future. These financial statements do not give effect to adjustments to the carrying values and classifications of assets and liabilities that would be necessary if the Company were unable to continue as a going concern.

These interim consolidated financial statements, that were not subject to audit or review by the Company's external accountants, follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2007 except for the adoption of the accounting policies described in note 2 below. These interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2007 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

2. Currently adopted and future accounting policies

Currently adopted

Effective October 1, 2007, the Company adopted the following accounting standards on a prospective basis with no restatement of prior period financial statements.

Section 1535, Capital Disclosures, specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv)if it has not complied, the consequences of such non-compliance.

Sections 3862, Financial Instruments – disclosures, and 3863, Financial Instruments – presentation, replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 1506, Accounting Changes, provides revised standards for changes in accounting policy, estimates or errors. A change in accounting policy must be applied retrospectively, (unless doing so is impracticable or is specified otherwise by a new accounting standard), changes in estimates must be recorded prospectively, and prior period errors must be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

Future

Section 1400, General Standards of financial Statement Presentation, has been amended and will be effective for the Company's first quarter ended December 31, 2008, to include requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of this new section is not expected to materially alter the Company's disclosure in future periods.

3. Cash and cash equivalents

At June 30, 2008 unexpended proceeds from flow-through share issuances in the amount of $69,000 that are restricted for use on qualifying exploration expenditures are included in cash and cash equivalents. The Company is committed to incur these costs by December 31, 2009.

4. Exploration deposits

	June 30, 2008	Sept. 30, 2007
Environmental deposits	$ 3,065	$ 7,610
Refundable exploration deposits	61,200	-
	$ 64,265	$ 7,610

The environmental deposits pertain to the mineral exploration property in Nevada that was abandoned. A portion of the deposits was received during the nine months ended June 30, 2008 and the remainder is expected to be received in the current year as site reclamation has been successfully completed. The exploration deposits were paid in connection with the staking of claims in Newfoundland where a portion of the claim payment is refundable if sufficient exploration work is completed within the first year.

5. Mineral properties and equipment

The following exploration and acquisition costs were incurred during the nine month periods ended June 30, 2008 and June 30, 2007 respectively:

		Newfoundland & Labrador		
2008	**Total**	**Taylor Brook**	**Viking**	**Other Properties**
Exploration expenditures:				
Cumulative exploration costs to Sept. 30, 2007	$ 121,647	$ 78,067	$ 43,580	$ -
Geological consulting	91,568	62,858	24,460	4,250
Drilling	334,114	334,114	-	-
Trenching	28,900	-	28,900	-
Travel and accommodation	31,703	16,947	14,756	-
Equipment rental	12,143	6,893	5,250	-
Field	13,712	11,218	2,494	-
Geochemical	17,148	15,600	1,548	-
Geophysical	23,674	17,164	2,510	4,000
Air support	5,118	-	5,118	-
Asset retirement obligation accrual	5,000	-	5,000	-
Write-down of mineral properties	(4,250)	-	-	(4,250)
Cumulative exploration costs to June 30, 2008	**680,477**	**542,861**	**133,616**	**4,000**
Property acquisition costs:				
Cumulative acquisition costs to Sept. 30, 2007	54,313	29,000	25,313	-
Acquisition costs incurred	87,510	72,240	15,270	-
Cumulative acquisition costs to June 30, 2008	**141,823**	**101,240**	**40,583**	-
Total mineral properties June 30, 2008	**$ 822,300**	**$ 644,101**	**$ 174,199**	**$ 4,000**
Equipment at cost	24,901			
Accumulated amortization	(2,057)			
Total mineral properties and equipment June 30, 2008	**$ 845,144**			

5. Mineral properties and equipment (continued)

2007	Total	Taylor Brook, Newfoundland and Labrador	Cold Springs, Nevada	Prospective properties
Exploration expenditures:				
Cumulative exploration costs to Sept. 30, 2006	$ 39,938	$ -	$ 39,938	$ -
Geological consulting	62,588	28,775	19,575	14,238
Drilling	158,660	-	158,660	-
Trenching	6,955	6,955	-	-
Travel	18,900	7,769	4,998	6,133
Field	6,729	4,243	2,486	-
Geochemical	21,854	5,847	15,032	975
Asset retirement obligation accrual	6,759	3,300	3,459	-
Mineral property write-offs	(263,844)	-	(244,148)	(19,696)
Cumulative exploration costs to June 30, 2007	**58,539**	**56,889**	**-**	**1,650**
Property acquisition costs:				
Cumulative acquisition costs to Sept. 30, 2006	25,242	-	25,242	-
Acquisition costs incurred	30,131	29,000	1,131	-
Mineral property write-offs	(26,373)	-	(26,373)	-
Cumulative acquisition costs to June 30, 2007	**29,000**	**29,000**	**-**	**-**
Total mineral properties June 30, 2007	**$ 87,539**	**$ 85,889**	**$ -**	**$ 1,650**

Newfoundland and Labrador, Canada
Taylor Brook
During the year ended September 30, 2007 the Company entered into an option agreement to acquire an interest in the Taylor Brook nickel/copper/cobalt/platinum group elements prospect located in Northwestern Newfoundland. The Company may earn a majority interest in the project by issuing 500,000 common shares, paying $200,000 cash, or alternatively issuing the equivalent market value of its common shares at its election, and spending $1,200,000 on exploration over four years. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 1.5% to 3.5% based on the price of nickel, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The property has a 2% net smelter return royalty, half of which can be bought back for $1 million.

The scheduled share and cash payments as well as the minimum cumulative exploration expenditures that must be incurred in order to earn the minimum 51% interest are as follows:

Date	Number of Shares	Cash payments or equivalent value of shares	Minimum Cumulative Expenditures
Mar. 26, 2007 (issued)	200,000	$ -	$ -
Mar. 19, 2008 (issued)	300,000	$ -	$ 200,000 (incurred)
Mar. 19, 2009	-	$ 50,000	$ 400,000
Mar. 19, 2010	-	$ 70,000	$ 700,000
Mar. 19, 2011	-	$ 80,000	$ 1,200,000
	500,000	$ 200,000	

Subsequent to period-end, the Company received approval for a matching grant of up to $100,000 to partially fund the Taylor Brook drill program.

5. Mineral properties and equipment (continued)

Viking

During the year ended September 30, 2007 the Company entered into an option agreement to acquire a majority interest in the Viking gold property in Western Newfoundland by issuing 1,115,000 shares of the Company and spending $1,200,000 on exploration over four years. The Company was also required to make a cash payment of $15,000 to the underlying property holder in fiscal 2008. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 2% to 4% based on the price of gold, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The property is subject to an underlying 1% net smelter return royalty, half of which can be bought back for $500,000.

The scheduled share and cash payments as well as the minimum cumulative exploration expenditures that must be incurred in order to earn the minimum 51% interest are as follows:

Date	Number of Shares	Cash payment	Minimum Cumulative Expenditures
July 16, 2007 (Issued)	90,000	$ -	$ -
February 24, 2008 (paid)	-	$ 15,000	$ -
July 5, 2008 (Issued subsequent to period end)	135,000	$ -	$ 140,000 (incurred)
July 5, 2009	225,000	$ -	$ 350,000
July 5, 2010	310,000	$ -	$ 600,000
July 5, 2011	355,000	$ -	$ 1,200,000
	1,115,000	$ 15,000	

6. Asset Retirement Obligation

Changes in the asset retirement obligation for the nine months ended June 30, 2008 are as follows:

Balance, September 30, 2007	$ 6,759
Change in retirement accrual	5,000
Restoration costs incurred during the period	(3,459)
Accretion	800
Balance, June 30, 2008	$ 9,100

The Company completed the restoration of the Nevada mineral property sites during the nine months ended June 30, 2008. As at June 30, 2008, the Company has recorded $9,100 for costs to restore the Taylor Brook and Viking, Newfoundland & Labrador properties. The Taylor Brook and Viking costs are based on expected payments of $10,300 two years hence, discounted at 12% per annum. Management believes that there are no other significant legal obligations as at June 30, 2008 for current and future asset retirement and restoration costs.

The ultimate amount of future restoration costs is uncertain; circumstances could arise over the years that would require material revisions to these estimated obligations. Changes in assumptions could have a material effect on the fair value of asset retirement obligations.

7. Capital Stock, Warrants and Contributed Surplus

a) Authorized

Unlimited number of common shares without par value

b) Issued

	Common shares		Contributed	Warrants	
	Number	Amount	Surplus	Number	Amount
Balance Sept. 30, 2007	47,642,180	$9,902,399	$548,848	2,418,747	$132,781
Private placement (net of issue costs of $6,478)	3,623,468	519,522	-	964,513	78,000
Warrants exercised	12,500	2,649	-	(12,500)	(649)
Stock-based compensation Note 8	-	-	109,000	-	-
Issued pursuant to mineral property option agreements	300,000	60,000	-	-	-
Options exercised	200,000	20,000	-	-	-
Balance June 30, 2008	**51,778,148**	**$10,504,470**	**$657,848**	**3,370,760**	**$210,132**

Refer to note 5, regarding capital stock issued pursuant to the Viking option agreement. In April, 2008 the Company completed a non-brokered private placement comprised of 1,694,439 flow-through shares at $0.18 per share and 1,929,029 units at $0.155 per unit for combined gross proceeds of $604,000. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.23 per share to April 2, 2010. The warrants issued pursuant to the private placement were valued at $78,000 and this value reduced the proceeds assigned to common shares. In valuing the warrants, the Company utilized the Black Scholes Option Pricing Model assuming volatility of 103%, a risk-free interest rate of 2.9%, a two year expected warrant life, and a 0% dividend rate.

c) Stock options outstanding

	Number of shares		Exercise
Expiry	Jun. 30, 2008	Sept. 30, 2007	Price
March 23, 2008	-	200,000	$0.10
August 1, 2011	625,000	625,000	$0.10
December 11, 2011	500,000	500,000	$0.10
May 8, 2012	100,000	100,000	$0.15
October 17, 2012	925,000	-	$0.22
	2,150,000	**1,425,000**	

The Company has an option plan (the Plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average of the trading price per share for the last five trading days before the grant date. All of the above-noted outstanding options vested on the grant date.

d) Stock option transactions

	Number of options	Weighted Average Exercise Price
As at September 30, 2007	1,425,000	$ 0.10
Granted	925,000	$ 0.22
Exercised	(200,000)	$ 0.10
As at June 30, 2008	2,150,000	$ 0.15

e) Warrants outstanding and warrant transactions

	Warrants at $0.16 expiring May 2, 2009	Finders' warrants at $0.12 expiring May 2, 2009	Warrants at $0.23 expiring Apr. 2, 2010	Total
Balance Sept. 30, 2007	2,210,414	208,333	-	2,418,747
Warrants issued	-	-	964,513	964,513
Warrants exercised	(12,500)	-	-	(12,500)
Balance June 30, 2008	2,197,914	208,333	964,513	3,370,760

The $0.16 and $0.23 private placement warrants allow the purchase of the indicated number of shares while the finders' warrants allow the purchase of 208,333 units, (finders' units). Each of the finders' units is in turn comprised of one common share and one-half share purchase warrant. Each whole warrant may be exercised to acquire one common share at $0.16 per share to May 2, 2009.

8. Financial instruments

The following summarizes the carrying values of the various financial instrument categories:

Category	Carrying value June 30, 2008	Carrying value Sept. 30, 2007
Held for trading (Cash and Cash Equivalents)	$ 571,266	$ 834,686
Loans and receivables (Accounts receivable)	$ 14,435	$ 5,192
Other financial liabilities (Accounts payable and accrued liabilities and Due to related parties)	$ 36,932	$ 59,806

Loans and receivables and other financial liabilities are carried at amortized cost which approximates fair value and cost due to the short-term nature of the instruments. Held for trading investments are carried at fair value which approximates cost due to their short-term nature. The average interest rate on outstanding cash and cash equivalent balances was 2.95% at June 30, 2008.

Unless otherwise noted, it is Management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The value of cash and cash equivalent investments denominated in US dollars fluctuate with changes in currency exchange rates. Appreciation of US dollar currencies results in a foreign currency gain on such investments and a decrease in US dollar currencies results in a loss. The Company does not currently utilize market risk sensitive instruments to manage its exposure to foreign currency exchange rates, although it may do so in the future. The Company currently maintains less than $6,000 in US funds, consequently variations in exchange rates will not result in material foreign exchange gains or losses at this point in time.

9. Stock-based compensation

Included in general and administrative expenses for the nine months ended June 30, 2008 is stock based compensation in the amount of $109,000 (2007 - $33,500). The fair value of the compensation was determined using the Black-Scholes Option Pricing Model using the following information and assumptions:

Nine months ended June 30,	2008	2007
Number of options granted	925,000	600,000
Weighted average exercise price	$0.22	$0.11
Weighted average expected stock price volatility	99%	94%
Weighted average risk-free interest rate	4.17%	3.98%
Expected option life	2 years	2 years
Expected dividend yield	-	-

10. Related Party Transactions

During the nine months ended June 30, 2008, the Company was billed $9,100, (2007 - $7,400), for its share of base office lease costs and $17,900, (2007 - $7,700), for its share of lease operating and general and administrative costs, by a company related by virtue of certain common officers and directors. A company related by virtue of common officers and/or directors, billed the Company for its share of general and administrative costs and allocated secretarial salaries. The total billed for the nine months ended June 30, 2008 was $15,100, (2007 - $22,400). Officers of the Company billed for their consulting services at hourly or daily rates, either personally or through their corporate employers. The aggregate billed for the nine months ended June 30, 2008 was $141,400, (2007 - $75,300). Related party payables at June 30, 2008 and September 30, 2007 related to the aforementioned billings that were unpaid at period end.

Directors were paid $5,700 during the nine months ended June 30, 2008, (2007 - $Nil).

Related party transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

11. Commitments

Pursuant to a sublease agreement with a company related by virtue of certain common officers and directors, the company is committed to pay its share of lease operating costs and base lease expenses. The committed base lease costs for the ensuing five fiscal years are as follows:

Remainder of 2008	$ 3,000	**each of 2009 through 2011**	$12,100	**2012**	$3,000

In addition, the company is committed to pay its share of annual associated lease operating costs, which are expected to aggregate $ 10,000 for the year ended September 30, 2008. See also Note 5 regarding mineral property acquisition commitments.

12. Segment disclosures

During the nine months ended June 30, 2008, all mineral exploration activities were undertaken in Canada. During the period ended June 30, 2007, mineral acquisition and exploration activities were undertaken in the U.S., through the Company's wholly owned United States subsidiary, NAMCOEX Inc., and in Canada. Virtually all expenditures, with the exception of U.S. exploration expenditures, were incurred in Canada during both fiscal periods. Categories of revenue and assets allocated to geographic region are as follows:

12. Segment disclosures (continued)

As at, or for the nine months ended, June 30, 2008	**Canada**	**United States**	**Total Enterprise**
Interest revenue	$ 17,519	$ -	$ 17,519
Abandonments and mineral property write-down	$ 4,250	$ -	$ 4,250
Net loss	$ 285,601	$ 2,971	$ 288,572
Total assets	$ 1,511,540	$ 8,415	$ 1,519,955
Mineral properties and equipment	$ 845,144	$ -	$ 845,144
Additions to mineral properties and equipment	$ 675,491	$ -	$ 675,491

As at or for the nine months ended June 30, 2007	**Canada**	**United States**	**Total Enterprise**
Interest revenue	$ 14,106	$ -	$ 14,106
Abandonments and mineral property write-down	$ 6,284	$ 283,933	$ 290,217
Net loss	$ 163,436	$ 286,929	$ 450,365
Total assets	$ 978,529	$ 11,055	$ 989,584
Mineral properties	$ 87,539	$ -	$ 87,539
Additions to mineral properties	$ 93,823	$ 218,753	$ 312,576

13. Capital

The Company's objective when managing capital is to continue as a going concern so that it can provide value to shareholders by acquiring and conducting exploration on mineral exploration properties with the ultimate objective of finding commercial quantities of base and/or precious metals. The Company has traditionally financed through equity issues rather than debt and does not anticipate using debt to finance its continuing grass roots exploration. Should the Company evolve to the point where it is developing or operating a mine, debt options would be investigated.

The Company will raise equity as cash flow requirements dictate and will attempt, when able, to time financings with more favorable market conditions. The Company can scale back exploration, and to a certain extent, discretionary administrative costs during tighter equity markets. The Company invests all capital that is surplus to its immediate operational needs in short-term, liquid and highly-rated financial instruments such as Bankers' Acceptances.

The externally imposed capital requirement that the Company is exposed to relates to flow-through shares. Pursuant to flow-through agreements entered into with flow-through share subscribers, the Company has committed to use the full proceeds of these issuances to incur qualifying mineral exploration expenditures within a prescribed time frame. Should the Company not incur these expenditures, they are required to pay the flow-through subscribers an amount equal to the tax payable by the subscriber as a result of the Company's failure to incur the expenditures. As indicated in note 3, as at June 30, 2008, the Company is required to incur a further $69,000 of qualifying exploration expenditures by December 31, 2009.

14. Seasonality or Cyclicality

The Company incurs the majority of its Canadian exploration expenditures during spring, summer and fall. The Company's US exploration was not limited by winter weather and consequently occurred year round.

15. Earnings per share

The earnings per share calculations for the periods disclosed were anti-dilutive due to the fact that losses were incurred in all periods. As a result no adjustments were required to basic weighted average shares outstanding or to the loss amount. Refer to note 7 (c) and (e) for a summary of options and warrants that could potentially dilute basic earnings per share in the future but were excluded from the calculation in the periods disclosed in these financial statements because their effect was anti-dilutive.

NORTHERN ABITIBI MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED JUNE 30, 2008

The information included in this document should be read in conjunction with the unaudited consolidated financial statements for the nine months ended June 30, 2008 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is July 29, 2008. All dollar amounts are in Canadian Dollars unless otherwise stated.

Statements and/or financial forecasts that are unaudited and not historical, including without limitation, exploration budgets, data regarding potential mineralization, exploration results and future plans and objectives, are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel. Actual exploration and administrative expenditures can differ from budget due to unforeseen circumstances, changes in the market place that will cause suppliers' prices to change, and additional findings that will dictate that the exploration plan be altered to result in more or less work.

All forward-looking information is stated as of the effective date of this document, and is subject to change after this date. There can be no assurance that forward-looking information will prove to be accurate and future events and actual results could differ materially from those anticipated.

1) Principal Business of the Company

Northern Abitibi Mining Corp., (the Company), trading as NAI on the TSX:V, including its wholly owned subsidiary, NAMCOEX Inc., is engaged exclusively in the business of mineral exploration and development and, as the Company has no mining operations and no earnings therefrom, is considered to be in the development stage. The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests. The Company's philosophy is to acquire projects at the grass roots level and advance them to a point where partners can be brought in to further the properties to the stage where a mine is commercially feasible or the property can be sold outright.

The Company has no operating income and no earnings; exploration and operating activities are financed by the sale of common shares. None of the Company's properties are in production. Consequently, the Company's net income is a limited indicator of its performance or potential.

2) Highlights - nine months ended June 30, 2008

a) The Company completed the first and second phase, drill programs on Taylor Brook aggregating 17 holes and approximately 2,600 meters.
b) Five separate occurrences of sulfides were intersected during the Taylor Brook drill program and four of the five sulfide zones contained nickel/copper/cobalt mineralization associated with mafic to ultramafic host rocks.
c) An excellent correlation was found between airborne geophysical conductors and sulfide bodies on Taylor Brook, with all of the airborne geophysical conductors drill-tested during the Taylor Brook drill program containing sulfides, providing a valuable exploration technique for the property and the district.

2) Highlights - nine months ended June 30, 2008 (continued)

d) The Company staked an additional 1,024 claims surrounding the Taylor Brook property given the success of the Taylor Brook drill program and the usefulness of airborne geophysics in sulfide target detection.

e) The Company conducted a first phase trenching program on Viking, uncovering four zones containing high-grade mineralization with gold values ranging from 8.5 to 246.6 grams per tonne, occurring over an area exceeding 1,500 meters in strike length.

f) The Company commenced a second phase surface exploration program on Viking consisting of trenching, geologic mapping and sampling.

g) The Company completed a private placement financing comprised of common share units and flow-through common shares for gross proceeds of $604,000.

3) Mineral Properties

Taylor Brook, Newfoundland and Labrador, Canada

During the year ended September 30, 2007 the Company entered into an option agreement to acquire an interest in the Taylor Brook nickel/copper/cobalt/PGE prospect located in Northwestern Newfoundland. The Company may earn a majority interest in the project by issuing 500,000 common shares, all of which have been issued to date, paying $200,000 cash, or alternatively issuing the equivalent market value of its common shares at its election, and spending $1,200,000 on exploration over four years. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 1.5% to 3.5% based on the price of nickel, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The property has a 2% net smelter returns royalty, half of which can be bought back for $1 million.

The Taylor Brook property is located in a relatively unexplored region which has excellent access via a network of logging roads. In 1998 sulfide occurrences were discovered in road cuts on the property and further exploration lead to the discovery of high grade mineralization described as the Layden showing. The company that has optioned the property to Northern Abitibi conducted a high resolution Aero TEM II airborne geophysical survey over the property in 2006 and numerous conductive and magnetic targets have been identified. The survey identified four significant airborne conductors that occur immediately adjacent to the high grade Layden showing. The largest of these conductors is about 600 meters by 100 meters in size.

In November and December, 2007 the Company drilled eight holes for a total of 1,205 meters. The budget for the program was $200,000 and actual costs approximated $220,000. The intercepts included 0.18% Ni over 0.97 meters from 7.73 to 6.70 meters depth and 0.13% Ni, 0.21% Cu and 0.03% Co over one meter from 35.66 to 36.66 meters. All of the holes drilled into the "Southern Margin" intersected zones containing anomalous Ni/Cu/Co associated with sulfide-bearing intrusive breccias containing between 0.01% and 0.07% Ni.

Ore grade intercepts were not encountered in drilling, however, a much better understanding of the nature and distribution of the mafic-ultramafic intrusive complex was obtained, allowing for a refined exploration model to be developed. The mafic-ultramafic intrusive suite is proving to be much larger at depth than on surface, and remains open along strike. The three large airborne geophysical conductors that surround the high grade Layden showing were not drill tested during the first phase of drilling due to deep snow conditions. An interpretation of the subsurface geometry of the mafic intrusion indicates the strongest and most southerly airborne geophysical conductor coincides with the projected margin of the southeast-plunging mafic-ultramafic intrusive body. This geophysical conductor remains an excellent drill target for massive sulfides. The new data also shows that the holes drilled into the "Southern Margin" of the intrusion as mapped on surface, were actually drilled into the top portion of a southeast plunging intrusion.

3) Mineral Properties (continued)

Taylor Brook, Newfoundland and Labrador Canada (continued)

In March, 2008 the Company conducted a downhole pulse electromagnetic survey on two drill holes. Preliminary data was utilized to determine certain of the drill targets for the Phase 2 drill program. The Phase 2 drill program with a budget of $256,000 was completed for approximately $228,000 during the three months ended June 30, 2008. The Phase 2 drilling, comprised of 9 holes and approximately 1,400 meters, was extremely successful in discovering sulfide zones, identifying new areas of nickel/copper mineralization, and outlining a new highly prospective emerging nickel district.

During the Company's drill programs, five separate occurrences of sulfides were intersected and four of the five sulfide zones contain nickel/copper/cobalt mineralization associated with mafic to ultramafic host rocks. The four zones of nickel/copper/cobalt mineralization occur within an area exceeding 300 meters by 800 meters, and all four zones remain open for expansion and delineation. All of the airborne geophysical conductors drill-tested during this program contained sulfides providing an excellent correlation between airborne geophysical conductors and sulfide bodies. The property contains two additional airborne geophysical conductors that have not yet been drill-tested. Given the success of the drilling program and the usefulness of the airborne geophysics in sulfide target detection, the company has staked an additional 1024 claims surrounding the Taylor Brook property to secure a large land position in this highly prospective emerging nickel belt.

Viking, Newfoundland and Labrador, Canada

During the year ended September 30, 2007 the Company entered into an option agreement to acquire a majority interest in the Viking gold property in western Newfoundland by issuing 1,115,000 shares of the Company, (issued 225,000 shares to July 29, 2008), and spending $1,200,000 on exploration over four years. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 2% to 4% based on the price of gold, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The Company was also required to make a cash payment of $15,000 to the underlying property holder in February, 2008 and this was paid.

The property contains a series of mesothermal style quartz veins and stockworks hosted in Precambrian intrusive rocks. Mineralization consists of pyrite-chalcopyrite-galena-sphalerite and locally visible gold in silica-carbonate altered zones. Two large gold-in-soil anomalies have been defined on the property. Historic exploration included three drill holes that encountered large intervals of highly altered granite with anomalous gold grades, but failed to intersect the large quartz veins occurring as boulders on surface. Sixteen historical grab samples from outcrop and quartz boulders from the eastern soil anomaly of the property returned gold values ranging from trace to 42.8 grams per tonne, averaging 8 grams per tonne. The eastern soil anomaly has never been trenched or drill tested, but is also considered to be an excellent target for gold exploration.

In October, 2007 the Company conducted a trenching program focused on large zones containing well-defined gold in soil anomalies and zones with high grade gold in rocks. The trenching program uncovered four zones containing high-grade mineralization with gold values ranging from 8.5 to 246.6 grams per tonne occurring over an area exceeding 1,500 meters in strike length, confirming the potential for a large, high-grade, gold vein system.

The second phase exploration program with a budget of approximately $127,000, was completed in late July, 2008. This phase included a major trenching program of twenty additional trenches identifying six new zones of alteration and quartz sulphide veining in bedrock. The results of the 243 rock samples taken will be released when assays are received and compiled. Exposures will be mapped and company geologists will perform a detailed structural analysis to aid in the construction of a comprehensive geological model of the system, and orient the planned follow-up drilling program.

4) Operating Results

Nine months ended June 30, 2008 compared to nine months ended June 30, 2007

A summarized statement of operations appears below to assist in the discussion that follows:

Nine months ended June 30	**2008**	**2007**
General and administrative expenses	$ (249,306)	$ (112,149)
Reporting to shareholders	(33,565)	(37,471)
Professional fees	(7,186)	(6,898)
Stock exchange and transfer agent fees	(8,927)	(8,924)
Foreign exchange loss	-	(8,812)
Interest income	17,519	14,106
Amortization of capital assets	(2,057)	-
Accretion of Asset Retirement Obligation	(800)	-
Write-down of mineral properties	(4,250)	(290,217)
Loss and comprehensive loss	$ (288,572)	$ (450,365)

The increase in interest income related to greater average cash balances in the current period. The current period's mineral property write-down pertained to costs to review the Quebec property for which valid claims still exist but which was previously written-off. The prior year write-down pertained to the Cold Springs, Nevada property.

The following summarizes the major expense categories comprising general and administrative expenses for the nine months ended June 30, 2008 and June 30, 2007 respectively:

Nine months ended June 30	**2008**	**2007**
Administrative consulting fees	$ 58,776	$ 23,140
Stock-based compensation	109,000	33,500
Occupancy costs	17,739	12,046
Office, secretarial and supplies	18,657	24,272
Website maintenance and networking	2,379	6,206
Travel and promotion	20,468	2,300
Insurance	16,608	10,685
Directors' fees	5,679	-
Total	$ 249,306	$ 112,149

General and administrative expenses increased approximately $137,000 from the prior period. The bulk of the increase was attributable to an increase in stock-based compensation of $76,000. Details of the calculation of the compensation expense are provided in note 9 to the financial statements. Administrative consulting costs increased approximately $36,000. The President and Vice-President Exploration attended several industry events in the current period that were not attended before, including the Vancouver Mineral Exploration Round-up in January and The Toronto PDAC in March, in addition to the Vancouver Cambridge show in January. Time spent attending these conferences and time spent preparing written materials and presentations contributed to this increase. Further, increased exploration activity in the nine months as well as time associated with securing financing, contributed to greater administrative demands, including preparation of news releases and increased reporting requirements. Travel and promotion increased by $18,000 and this pertains to the conferences discussed above. This expense category included prepared materials, cost of booths and travel and accommodation for these conferences among other things.

Effective January, 2007, the Company's office sublease was renewed at considerably increased lease rates that were reflective of the Calgary rental market. Further operating costs associated with the lease for 2008 increased significantly and the difference between actual 2007 operating costs and budget was billed in the current period. The result was a fiscal 2008 increase of $6,000 in occupancy costs. Costs associated with redesigning the Company's website aggregated approximately $5,000 during the comparative period with

4) Operating Results (continued)

no comparable amount in the current period. The remaining website costs pertain to monthly maintenance. Directors' fees were not paid in prior years. In the current year a one- time payment in recognition of prior service was approved aggregating $3,779 and, effective October 1, 2007 outside Directors' fees of $500 per meeting attended in person and $300 for meetings attended by telephone, were approved. Insurance costs have increased because the Company acquired Directors' and Officers' insurance late in the third quarter of the previous year.

The following summarizes the components of professional fees included in the statement of earnings:

Nine months ended June 30	**2008**	**2007**
Legal and filing fees	$ 5,491	$ 7,695
Tax preparation fees	1,995	-
Audit fees	(300)	(797)
Total	$ 7,186	$ 6,898

Three months ended June 30, 2008 compared to three months ended June 30, 2007

Three months ended June 30	**2008**	**2007**
General and administrative expenses	$ (38,998)	$ (34,658)
Reporting to shareholders	(16,605)	(18,032)
Professional fees	(2,752)	(5,106)
Stock exchange and transfer agent fees	(3,724)	(3,754)
Foreign exchange loss	-	(8,784)
Interest income	5,728	6,824
Amortization of capital assets	(818)	-
Mineral property write-down	-	(5,459)
Loss	$ (57,169)	$(68,969)

With limited US cash amounts being maintained and very little variance in the US to Canadian dollar exchange rates in fiscal 2008, there was no foreign exchange gain or loss in the current period. The prior period mineral property write-down pertained to the Cold Springs, Nevada property. Professional fees for both periods above were comprised solely of legal and filing fees.

The following summarizes the major expense categories comprising general and administrative expenses for the three months ended June 30, 2008 and June 30, 2007 respectively:

Three months ended June 30	**2008**	**2007**
Administrative consulting fees	$ 15,650	$ 8,426
Stock-based compensation	-	6,500
Occupancy costs	7,441	4,641
Office, secretarial and supplies	8,039	11,247
Other	1,710	669
Insurance	5,558	3,175
Directors' fees	600	-
Total	$ 38,998	$ 34,658

Explanations for the significant changes in general and administrative expenses can be found in the discussion pertaining to the nine month comparatives.

5) Liquidity and Capital Resources

The Company's working capital position at June 30, 2008 was $574,000, (September 30, 2007 - $794,000). Cash has decreased $263,000 from September 30, 2007. The fiscal 2008 private placement that netted $598,000 after share issue costs, (2007 - $518,000), the exercise of warrants for proceeds of $2,000, (2007 - $220,000), and the fiscal 2008 exercise of options for proceeds of $20,000, (2007 - $26,000), comprised the significant sources of cash in the nine month periods. Administrative costs in excess of interest income utilized $166,000 of cash, (2007 - $128,000).

5) Liquidity and Capital Resources (continued)

Further, the Company expended approximately $657,000 of cash on mineral properties and equipment, (2007 - $273,000) during the respective nine month periods. Payment of refundable exploration deposits utilized $61,000 of cash and environmental deposits received exceeded site restoration costs by approximately $1,000 during the current period.

There was a decrease in accounts payable and accrued liabilities of approximately $20,000 from September 30, 2007 to June 30, 2008. The decrease relates primarily to the audit accrual that was included in the September 30, 2007 amount.

The Company has sufficient cash to finance general and administrative expenses, reporting to shareholder costs, professional fees and stock exchange and transfer agent fees for a year, as well as the exploration program for fiscal 2008, given its recent private placement financing, (see below). The Company will require additional financing to cover additional exploration, mineral property acquisitions and future years' general and administrative costs. While the Company has successfully raised equity funds in the past, there are no guarantees that it will be able to do so in the future.

6) Financing

On April 2, 2008, the Company closed a non-brokered private placement for gross proceeds of $604,000. The private placement was comprised of 1,929,029 units, (Common Units), at a price of $0.155 per Common Unit and 1,694,439 flow-through common shares at a price of $0.18 per share. Each Common Unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one additional common share at a price of $0.23 per share to April 2, 2010. The proceeds of the private placement funded the phase two exploration program at Taylor Brook and will fund the phase two program at Viking, the investigation and acquisition of new property acquisitions and future general, administrative and operating costs.

During the year ended September 30, 2007, the Company closed a non-brokered private placement of 4,583,333 units at a price of $0.12 per unit for gross proceeds of $550,000. Each unit was comprised of one common share and one-half of one share purchase warrant. A cash finder's fee of $25,000 was paid out of the gross proceeds and the Company issued "Finder's Warrants" to allow the purchase of 208,333 units to May 2, 2009 at $0.12 per unit. Each of these units is comprised of one common share and one-half share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.16 per share to May 2, 2009. The proceeds of this financing have been utilized to finance the phase one and a portion of the phase two exploration programs on Taylor Brook and the phase one exploration program on Viking.

7) Contractual Obligations

Commencing January 1, 2007 the Company's office sublease was extended for a further five years. Pursuant to option agreements that the Company has entered into, it will be required to make annual payments in order to acquire an interest, subject to Net Smelter Royalties, in the Taylor Brook and Viking claims discussed above under 3) Mineral Properties. The Company may choose to cease these payments at any time if it decides that it no longer wishes to acquire either or both of the properties.

7) Contractual Obligations (continued)

Combined contractual cash obligations for the following five **fiscal** years ended September 30 follow:

Nature of obligation	Remainder of 2008	2009	2010	2011	2012
Office Lease base rent	$ 3,000	$12,100	$12,100	$12,100	$ 3,000
Mineral property acquisition	$ -	$50,000 *	$70,000 *	$80,000 *	$ -
Total	$ 3,000	$62,100	$82,100	$92,100	$ 3,000

* May be settled in equivalent value of common shares of the Company

In addition to the above cash mineral property commitments, at June 30, 2008 the Company was committed to issue common shares and incur a minimum dollar value of **cumulative** exploration expenditures during the following five **fiscal** years as follows:

	Remainder of 2008	2009	2010	2011	2012
Common shares	135,000*	225,000	310,000	355,000	-
Cumulative exploration expenditures	$140,000*	$750,000	$1,300,000	$2,400,000	-

* issued on, or incurred by July 5, 2008.

8) Exploration Expenditures

Refer to "Mineral Properties," note 5 to the consolidated financial statements.

9) Off-Balance Sheet Transactions

There are no off-balance sheet transactions to report.

10) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2007	2006	2005
Financial Results			
Interest Income and other	$ 24,241	$ 13,883	$ 11,000
Net and Comprehensive Loss	$ (489,025)	$ (296,596)	$ (96,684)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ 0.00
Financial Position			
Working capital	$ 793,703	$ 525,798	$ 619,765
Total assets	$ 1,040,538	$ 621,619	$ 692,925
Capital Stock	$ 9,902,399	$ 9,143,390	$ 9,008,231
Warrants	$ 132,781	$ 279,779	$ 307,000
Contributed Surplus	$ 548,848	$ 298,467	$ 183,206
Deficit	$ (9,610,055)	$ (9,121,030)	$(8,824,434)

Included in the loss for 2007 is a write-off of mineral properties aggregating $291,000, (2006 - $164,000, 2005 - $4,000). Stock-based compensation expense of $33,500 in 2007, (2006 - $28,000, 2005 - $Nil), also contributed to the increase in loss relative to previous years.

11) Selected Quarterly Financial Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended	June 30 2008 (Q3 2008)	March 31 2008 (Q2 2008)	Dec 31 2007 (Q1 2008)	Sept 30 2007 (Q4 2007)	June 30 2007 (Q3 2007)	Mar.31 2007 (Q2 2007)	Dec.31 2006 (Q1 2007)	Sept. 30 2006 (Q4 2006)
Interest & Other	$ 5,728	$ 5,044	$ 6,747	$ 10,135	$ 6,824	$ 3,180	$ 4,102	$ 4,481
Net loss before mineral property write-offs	(57,169)	(78,212)	(148,941)	(38,209)	(63,510)	(43,071)	(53,567)	(60,923)
Mineral property write-offs	-	(2,250)	(2,000)	(451)	(5,459)	(278,230)	(6,528)	3,065
Net and comprehensive loss	$(57,169)	$(80,462)	$(150,941)	$(38,660)	$(68,969)	$(321,301)	$(60,095)	$(57,858)
Basic and diluted loss per share	$0.00	$0.00	$ 0.00	$ 0.00	$ 0.00	$ (0.01)	$ 0.00	$ 0.00

The most significant influence on net income/loss is the amount of mineral property write-offs. Timing of the Company's write-offs cannot be predicted in advance and will vary from one reporting period to the next. As a result, there may be dramatic changes in the financial results and balance sheet position reported by the Company. Stock-based compensation can also comprise a significant portion of a loss in any quarter. Compensation is recorded when stock options are granted and have vested; the timing and amount of such grants can vary from year to year. Stock-based compensation of $109,000 in the first quarter of 2008, $28,000 in the fourth quarter of 2006, $27,000 in the first quarter of 2007 and $6,500 in the third quarter of 2007 all increased the losses in the respective quarters. The significant loss in Q2, 2008 pertained primarily to travel and promotion that was undertaken for the first time, including attendance at two significant conferences.

12) Directors and Officers

Shane Ebert	*Director and President*
Jean Pierre Jutras	*Director and Vice-President*
Stephen Rowins	*Vice-President Exploration*
Lesley Hayes	*Director*
Douglas Cageorge	*Director*
Shari Difley	*Chief Financial Officer*
Barbara O'Neill	*Corporate Secretary*

13) Related Party Transactions

The following non-arm's length transactions occurred during the nine months ended June 30, 2008:

i) paid or accrued $9,100, (2007 - $7,400), to a corporation related by virtue of common officers and directors for rent of shared office space and $17,900, (2007 - $7,700), for lease operating and miscellaneous administrative costs.

ii) paid or accrued $141,400, (2007 - $75,300), for consulting fees charged by officers or their corporate employers on a per diem or hourly basis for accounting and administrative services and geological consulting services provided.

iii) paid or accrued to a corporation related by virtue of common officers and/or directors, $15,100, (2007 - $22,400), for allocated office and secretarial expenses

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services. Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

14) Capital Stock

a) Issued:

Refer to Note 7 to the financial statements. The following details changes to capital stock, warrants and contributed surplus from July 1, 2008 to July 29, 2008.

	Number of Shares	Shares Amount	Contributed Surplus	Number of Warrants	Warrants Amount
Balance June 30, 2008	**51,778,148**	**$10,504,570**	**$657,848**	**3,370,760**	**$210,132**
Shares issued pursuant to property option agreement	135,000	18,900	-	-	-
Balance July 29, 2008	**51,913,148**	**$10,523,470**	**$657,848**	**3,370,760**	**$210,132**

b) Stock Options and Warrants

i) Options

Refer to Note 7 to the financial statements for details of the option transactions occurring during the nine months ended June 30, 2008 and period-end balances. During the period from July 1, 2008 to July 29, 2008, no options were granted or exercised and none expired.

ii) Warrants

Refer to Note 7 to the financial statements for details of warrants issued, exercised and expired during the nine months ended June 30, 2008. During the period from July 1, 2008 to July 29, 2008, no warrants were issued or exercised and none expired.

15) Outlook

The Company's primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine. Should the Company discover such a promising property, it would likely attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright, as the Company does not have expertise in operating a mine.

The Company is pleased to have raised $604,000 through the private placement that closed April 2, 2008. Management continues to evaluate possible property acquisitions in Canada, the United States and Mexico. Given the success of the Company's drill programs in Newfoundland and Labrador, and the usefulness of airborne geophysics in sulfide target detection, the Company has staked an additional 1024 claims surrounding its Taylor Brook property to secure a large land position in this highly prospective emerging nickel belt. The Company is currently evaluating numerous options to advance the project by further delineating the new discoveries and exploring for new high grade nickel occurrences within the large land position.

16) Risks

The success of the Company's business is subject to a number of factors including, but not limited to:

a) Substantial expenditures are required to explore for mineral reserves and the chances of identifying economical reserves are extremely small.
b) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires. The Company may be forced to raise funds at a low share price resulting in increased dilution for current shareholders.
c) Although the Company has taken steps to verify title to the mineral properties in which it has an interest or in which it is earning an interest, there is no guarantee that the property will not be subject to title disputes or undetected defects.

16) Risks (continued)

d) The Company is subject to laws and regulations relating to environmental matters, including provisions relating to reclamation, discharge of hazardous materials, and other matters. The Company conducts its exploration activities in compliance with applicable environmental protection legislation and is not aware of any existing environmental problems that may cause a material liability to the Company, however changes to legislation could result in the Company being offside at some point in the future.

e) The Company is in competition with exploration companies with greater financial resources. This can hamper its ability to acquire certain exploration properties, attract joint venture parties and attract equity financing. Further, the Company must compete with these other companies to acquire contractors to perform certain exploration such as drilling. These contractors will often favor a larger project, making it more difficult for the Company to obtain their services.

f) The price of base and precious metals is highly volatile. Changes in these prices can alter the desirability of an exploration property, and feasibility of spending exploration dollars on it. Further, changes in commodity prices can affect the stock price of the Company.

g) The Company is dependent upon certain key personnel. Loss of any of these people could have a material adverse effect on the Company and its business. This is somewhat mitigated from a geological perspective by having a qualified geologist in each of the President and Vice-President Exploration roles.

h) The Company has a history of losses due to its status as an exploration company, with no production from mineral properties. Its ultimate success will depend on its ability to generate cash flow from producing properties at some point in the future, or alternatively from a disposition of its interests.

17) Critical Accounting Estimates

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments. The estimated values of all properties are assessed by management on a quarterly basis by reference to project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of a specific property will not be realized, based on the foregoing criteria, an impairment provision is made for the decline in value.

The Company's estimate for asset retirement obligations is based on existing laws, contracts or other policies. The value of the obligation is based on estimated future costs for abandonments and reclamations. By their nature, these estimates are subject to measurement uncertainty.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and vested during the year.

18) New Accounting Policies

Currently adopted

Effective October 1, 2007, the Company adopted the following accounting standards related to financial instruments and capital disclosure. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

Section 1535, Capital Disclosures, specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862, Financial Instruments – disclosures, and 3863, Financial Instruments – presentation, replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 1506, Accounting Changes, provides revised standards for changes in accounting policy, estimates or errors. A change in accounting policy must be applied retrospectively, (unless doing so is impracticable or is specified otherwise by a new accounting standard), changes in estimates must be recorded prospectively, and prior period errors must be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

Future

Section 1400, General Standards of financial Statement Presentation, has been amended and will be effective for the Company's first quarter ended December 31, 2008, to include requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of this new section is not expected to materially alter the Company's disclosure in future periods.

19) Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

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